                                                                  Exhibit (a)(1)

                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                      OF
                            GIDDINGS & LEWIS, INC.
                                      AT
                               $19 NET PER SHARE
                                      BY
                               DSFA CORPORATION
                         A WHOLLY OWNED SUBSIDIARY OF
                        HARNISCHFEGER INDUSTRIES, INC.


  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
          TIME, ON FRIDAY, MAY 23, 1997, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT PROPERLY WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $.10 PAR VALUE PER SHARE ("COMMON SHARES"), OF GIDDINGS & LEWIS, INC. (THE "COMPANY"), WHICH, WHEN ADDED TO THE COMMON SHARES BENEFICIALLY OWNED BY DSFA CORPORATION (THE "PURCHASER") AND ITS AFFILIATES, CONSTITUTES AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF ALL SHARES OF CAPITAL STOCK OF THE COMPANY OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE, (2) THE RIGHTS (AS DEFINED HEREIN) HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (AS DEFINED HEREIN), AND (3) THE PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RESTRICTIONS CONTAINED IN THE WISCONSIN BUSINESS COMBINATION LAW (AS DEFINED HEREIN) WILL NOT APPLY TO THE ACQUISITION OF COMMON SHARES PURSUANT TO THE OFFER OR TO THE PROPOSED MERGER. SEE THE INTRODUCTION AND SECTIONS 14 AND
15. THE OFFER IS NOT CONDITIONED ON THE RECEIPT OF FINANCING.

                               -----------------

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of such shareholder's Common Shares (and the associated Rights) should either (i) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed as and if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Common Shares (and, if separate, the certificates representing the associated Rights) to the Depositary along with the Letter of Transmittal (or facsimile thereof) or deliver such Common Shares (and Rights) pursuant to the procedure for book-entry transfer set forth in
Section 2 or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Common Shares (and Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Common Shares (and Rights).

  Unless and until the Purchaser declares that the Rights Condition (as defined herein) is satisfied, holders of Common Shares will be required to tender one Right for each Common Share tendered in order to effect a valid tender of such Common Share. If the Distribution Date (as defined herein) does not occur prior to the Expiration Date (as defined herein), a tender of Common Shares will also constitute a tender of the associated Rights. If the Distribution Date occurs prior to the Expiration Date, the procedures set forth in Section 2 with respect to the separate delivery of certificates evidencing the Rights must be followed to effect a valid tender.

  If a shareholder desires to tender Common Shares (and Rights) and such shareholder's certificates for Common Shares (and, if separate, certificates for Rights) are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in Section 2.

  Questions and requests for assistance may be directed to Lehman Brothers Inc., the Dealer Manager, or to Georgeson & Company Inc. and Kissel-Blake Inc., the Information Agents, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agents or from brokers, dealers, commercial banks and trust companies.

                               -----------------
                     The Dealer Manager for the Offer is:
                                LEHMAN BROTHERS

                               -----------------

April 28, 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                Introduction.............................................     3
 Section 1.     Terms of the Offer.......................................     7
 Section 2.     Procedures for Tendering Common Shares...................     9
 Section 3.     Withdrawal Rights........................................    13
 Section 4.     Acceptance for Payment and Payment.......................    14
 Section 5.     Certain Federal Income Tax Consequences..................    15
                Price Range of Common Shares; Dividends on the Common
 Section 6.     Shares...................................................    16
 Section 7.     Effect of the Offer on the Market for the Common Shares;
                NASDAQ Quotation and Exchange Act Registration; Margin
                Regulations..............................................    17
 Section 8.     Certain Information Concerning the Company...............    18
 Section 9.     Certain Information Concerning Parent and the Purchaser..    22
 Section 10.    Source and Amount of Funds...............................    24
 Section 11.    Background of the Offer..................................    25
 Section 12.    Purpose of the Offer; Plans for the Company..............    31
 Section 13.    Dividends and Distributions..............................    34
 Section 14.    Certain Conditions of the Offer..........................    34
 Section 15.    Certain Legal Matters....................................    39
 Section 16.    Fees and Expenses........................................    42
 Section 17.    Miscellaneous............................................    43
                Directors and Executive Officers of Parent and the
 Schedule I  -- Purchaser................................................   I-1
 Schedule II -- Parent and the Purchaser Purchases of Common Shares......  II-1

To the Holders of Shares of Common Stock of Giddings & Lewis, Inc.:

                                 INTRODUCTION

  DSFA Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), together with (unless and until the Purchaser declares that the Rights Condition (as defined herein) is satisfied) any associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") between Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), and Firstar Trust Company, as rights agent (the "Rights Agent"), of the Company, at a price of $19 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares include the Rights and all references to the Rights include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

  Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Common Shares pursuant to the Offer. The Purchaser will pay all charges and expenses of Lehman Brothers Inc. ("Lehman Brothers"), as Dealer Manager (in such capacity, the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary"), and Georgeson & Company Inc. and Kissel-Blake Inc., as Information Agents (the "Information Agents"), incurred in connection with the Offer. See Section 16.

  The purpose of the Offer and the Proposed Merger (as defined herein) is to enable Parent to acquire control of, and the entire equity interest in, the Company. Parent and the Purchaser have proposed that, following the consummation of the Offer, the Purchaser would effect a merger or similar business combination with the Company (the "Proposed Merger"), pursuant to which each then outstanding Common Share (excluding Common Shares owned by the Purchaser or Parent, Common Shares held in the treasury of the Company and Common Shares owned by shareholders who perfect dissenters' rights under the Wisconsin Business Corporation Law (the "WBCL"), if any), would be converted into the right to receive an amount in cash equal to the price per Common Share paid pursuant to the Offer, and the Company would become a wholly owned subsidiary of Parent. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Common Shares. The Proposed Merger, as the second step in the acquisition of the Company, is intended to facilitate the acquisition of any Common Shares not acquired by the Purchaser in the Offer. See Sections 11 and 12.

  On April 25, 1997, Parent and the Purchaser announced their intention to commence the Offer and Parent and the Purchaser commenced litigation against the Company and certain of its directors. See Section 15. On the date hereof, the Purchaser commenced the Offer by publication of a summary advertisement pursuant to Rule 14d-2(a)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also on the date hereof, Parent and the Purchaser initiated the process of soliciting written demands to call a special meeting of the Company's shareholders (see Section 12), and requested the Company's shareholder list and security position listings and other information pursuant to the federal securities laws and the WBCL.

  Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company. If such negotiations result in a definitive merger agreement between the Company and Parent, certain material terms of the Offer may change and Parent would not proceed with any solicitation with regard to the Special Meeting referred to below. Accordingly, such negotiations could result in, among other things, termination or amendment of the Offer and/or submission of a different acquisition proposal to the Company's shareholders for their approval.

  In order to increase the likelihood that the conditions to the Offer will be satisfied and that the Company and the Purchaser will enter into the Proposed Merger, on the date hereof Parent and the Purchaser have taken steps to commence a solicitation of written demands ("Written Demands") to call a special meeting of the Company's shareholders (the "Special Meeting") at which, among other things, Parent and the Purchaser will propose that the holders of Common Shares (i) remove all of the incumbent directors of the Company, (ii) repeal each provision of the Bylaws of the Company (the "Bylaws") or amendments thereto (other than the amendment referred to in (iii) below) adopted subsequent to March 28, 1997, or adopted on or prior to that date but not filed by the Company as an exhibit to any Current Report on Form 8-K, Quarterly Report on Form 10-Q or Annual Report on Form 10-K of the Company on or prior to March 28, 1997 (the "Repeal Proposal"), (iii) amend the Bylaws to reduce the authorized number of directors of the Company to three, and (iv) elect three nominees of the Purchaser and Parent as directors of the Company to fill the vacancies created thereby. Pursuant to the Company's Restated Articles of Incorporation, as heretofore amended (the "Articles of Incorporation"), removal of the incumbent directors and amendment of the Bylaws to reduce the number of directors to three at the Special Meeting will be required to be approved by the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding shares of all classes of capital stock of the Company generally possessing voting rights in the election of directors, voting together as a single class. Pursuant to the Bylaws, the Repeal Proposal will be approved if the number of votes cast in favor of such proposal exceeds the number of votes cast in opposition to such proposal; provided that, pursuant to the Articles of Incorporation, to the extent this amendment affects Section 3.01 of the Bylaws (relating to the powers, number and tenure of directors) or Article IX of the Bylaws (relating to the indemnification of officers and directors), the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding shares of all classes of capital stock of the Company generally possessing voting rights in the election of directors, voting together as a single class, shall be required. Pursuant to the WBCL and the Bylaws, the directors will each be elected by a plurality of the votes cast at the Special Meeting, assuming a quorum (a majority of the votes entitled to be cast on such matter) is present. The nominees of Parent are committed, subject to their fiduciary duties, to giving all of the Company's shareholders the opportunity to accept the Offer and receive $19 for each of their Common Shares.

  Under the WBCL and the Bylaws, a special meeting of the Company's shareholders is required to be held upon the written demand of the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Special Meeting (the "Requisite Holders"). Under the Bylaws, the Company's Board of Directors may fix a record date to determine the shareholders entitled to make such a demand (a "Demand Record Date"). On April 28, 1997, the Purchaser (as the holder of record of 1,000 Common Shares) delivered to the Secretary of the Company a written request, in accordance with the Bylaws, that the Company's Board of Directors fix a Demand Record Date. The Bylaws also provide that shareholders executing written demands, under certain circumstances, must agree to reimburse the Company for certain costs in connection with the Special Meeting. Parent and the Purchaser have agreed to bear those costs and reimburse reasonable expenses incurred in connection therewith.

  The Special Meeting has not been called, and no date, time, place or record date for the Special Meeting has been set. Once Parent has received Written Demands from the Requisite Holders and timely delivers them to the Company, the Company is required under the Bylaws to call and hold the Special Meeting within 100 days. Shareholders will be notified of the date, time, place and record date of the Special Meeting after they are fixed.

  THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR WRITTEN DEMANDS FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO PROXY OR OTHER SOLICITING MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS THEREUNDER.

CERTAIN CONDITIONS TO THE OFFER

  The Offer is subject to the fulfillment of a number of conditions including, without limitation, the following:

  MINIMUM CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT PROPERLY

WITHDRAWN A NUMBER OF COMMON SHARES (THE "MINIMUM NUMBER OF SHARES") WHICH, WHEN ADDED TO THE COMMON SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, CONSTITUTES AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF ALL SHARES OF CAPITAL STOCK OF THE COMPANY OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). For purposes of the Offer, "on a fully diluted basis" means, as of any date, the number of Common Shares outstanding, together with Common Shares that the Company could then be required to issue pursuant to options outstanding at that date under stock or option or other incentive plans (assuming all such options are then exercisable) or otherwise (other than in connection with the Rights Agreement).

  According to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996 (the "Company 10-K"), filed with the Securities and Exchange Commission (the "Commission") on March 28, 1997, there were 33,186,898 Common Shares outstanding as of March 10, 1997 and, as of December 31, 1996, there were outstanding pursuant to one or more of the Company's stock or option or other incentive plans options to purchase 1,105,712 Common Shares, 576,271 of which were exercisable as of such date. According to the Company's Proxy Statement dated as of March 21, 1997 filed with the Commission in connection with the Company's Annual Meeting of Shareholders to be held April 30, 1997 (the "Company Annual Proxy Statement"), on March 13, 1997, certain members of the Company's senior management team and other key employees purchased an aggregate of 282,355 Common Shares upon the exercise of options in connection with the Company's Management Stock Purchase Program (the "MSPP") adopted by the Company that same day. According to the Company's publicly filed documents, the Company has no class of capital stock issued and outstanding as of the date hereof other than the Common Shares.

  Based upon the foregoing, assuming no options have been issued since December 31, 1996 (other than options exercised in connection with the MSPP, which are assumed to have been issued on the date of exercise) or will be issued prior to consummation of the Offer, and assuming no Common Shares have been issued or cancelled since December 31, 1996 (other than Common Shares issued upon the exercise of options outstanding on December 31, 1996 or exercised in connection with the MSPP) or will be issued or cancelled prior to the consummation of the Offer, there would be 34,574,965 Common Shares outstanding on a fully diluted basis. Parent and the Purchaser own 789,600 Common Shares beneficially, 789,600 of which are beneficially owned by Parent (1,000 of which are also beneficially owned and held of record by the Purchaser). Such Common Shares represent approximately 2.4% of the Common Shares outstanding, on a primary share basis, as of March 10, 1997, according to the Company 10-K. Thus, based on the foregoing assumptions, 16,497,883 Common Shares would be the Minimum Number of Shares. However, the actual Minimum Number of Shares will depend upon the facts as they exist on the date of purchase. For purposes of the foregoing calculations, the Purchaser has assumed that the Common Shares issued in connection with the MSPP are outstanding; however, Parent has asserted in litigation against the Company that as a result of the Company's economic interest in the Common Shares nominally owned by individual executives (as disclosed in the Company's publicly filed documents), Common Shares issued in connection with the MSPP are not, for certain purposes, outstanding, but are instead treasury stock that may not be voted and may not be counted toward certain calculations, including the calculation of the number of votes required to approve a motion or elect directors at a meeting of shareholders. Any assumptions made herein are made without prejudice to the Purchaser's position with respect to such issue. See Section 15. In addition, the Company 10-K discloses that on July 18, 1996 the Company announced that its Board of Directors had authorized the Company's management to repurchase up to 10% of the Company's outstanding Common Shares (3,500,000 Common Shares) and that at December 31, 1996, the Company had repurchased 1,500,000 Common Shares. On March 18, 1997, the Company announced that it had nearly completed its 10% share repurchase program and that its Board of Directors had approved the repurchase of an additional 10% of its outstanding Common Shares.

  RIGHTS CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY'S BOARD OF DIRECTORS OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION").

  According to the Company 10-K and the Company's Registration Statement on Form 8-A dated August 23, 1995 (the "Company 8-A"), on August 23, 1995 the Company adopted the Rights Agreement and the Company's Board of Directors declared a dividend of one Right for each outstanding Common Share. The Company 10-K states that each Right entitles the registered holder thereof to purchase one one-hundredth of a share of the Company's Class A Preferred Stock, Series B at an initial exercise price of $60 per one one-hundredth of a share or, upon the occurrence of certain events, common stock or other property having a value of twice the exercise price, and that the Rights will become operative in the event that certain change in control events occur. The Rights are described in the Company 8-A, and such description of the Rights is summarized in Section 8.

  According to the Company 8-A, the Rights Agreement provides that, until the Distribution Date (as defined in the Rights Agreement (see Section 8)), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates representing the Rights are to be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and that such separate Rights Certificates (as defined herein) alone will evidence the Rights.

  Based on publicly available information, the Purchaser believes that, as of the date hereof, the Rights are not exercisable, certificates for Rights have not been issued and the Rights are evidenced by the certificates for Common Shares. The Purchaser believes that, as a result of the Purchaser's announcement on April 25, 1997 of its intention to commence the Offer, the Distribution Date may occur as early as May 9, 1997, unless prior to such date the Company's Board of Directors defers the Distribution Date, redeems the Rights or amends the Rights Agreement to render the Rights inapplicable to the Offer and the Proposed Merger.

  Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of Common Shares in accordance with the procedures set forth in Section
2. Unless the Distribution Date occurs prior to the Expiration Date, a tender of Common Shares will also constitute a tender of the associated Rights.

  According to the Company 8-A, the Rights Agreement provides that, at any time prior to a person becoming an Acquiring Person (as defined in the Rights Agreement (see Section 8)), the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. In addition, the Company 8-A also states that, other than provisions relating to principal economic terms of the Rights, the terms of the Rights may be amended by the Company's Board of Directors without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

  Parent and the Purchaser are requesting that the Company's Board of Directors redeem the Rights. Redemption of the Rights (or an amendment of the Rights Agreement which the Purchaser is satisfied, in its reasonable judgment, renders the Rights inapplicable to the Offer and the Proposed Merger) would satisfy the Rights Condition. There can be no assurance that the Company's Board of Directors will take such action. In the event that the Company's Board of Directors fails to do so prior to the intended date of the consummation of the Offer, the Purchaser expects its nominees to the Company's Board of Directors, if elected at the Special Meeting, and subject to their fiduciary duties, to take such appropriate action as shall result in the satisfaction of the Rights Condition. Parent and the Purchaser have commenced litigation against the Company and certain of its directors seeking, among other things, that the Rights be redeemed. See Section 15.

  BUSINESS COMBINATION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RESTRICTIONS CONTAINED IN SECTION 180.1141 OF THE WBCL (THE "WISCONSIN BUSINESS COMBINATION LAW") WILL NOT APPLY TO THE ACQUISITION OF COMMON SHARES PURSUANT TO THE OFFER OR THE PROPOSED MERGER (THE "BUSINESS COMBINATION CONDITION").

  The Wisconsin Business Combination Law prohibits certain business combinations and other transactions (each, a "Section 1141 Transaction"), such as the Proposed Merger, between a Wisconsin resident domestic corporation (such as the Company) and any "Interested Stockholder" (defined generally as any person that, directly or indirectly, owns or, subject to certain exceptions, has the right to exercise 10% or more of the voting power of the outstanding voting stock of a Wisconsin resident domestic corporation) for a period of three years after the date the person becomes an Interested Stockholder. After such three year period, a Section 1141 Transaction between a Wisconsin resident domestic corporation and such Interested Stockholder is prohibited unless (a) certain "fair price" provisions are complied with, (b) the Section 1141 Transaction is approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the Interested Stockholder or (c) the acquisition of stock resulting in such stockholder becoming an Interested Stockholder was approved by the corporation's board of directors prior to the relevant acquisition date. The Wisconsin Business Combination Law restrictions do not apply to a Section 1141 Transaction with an Interested Stockholder within three years of the date such stockholder became an Interested Stockholder if either (x) the Interested Stockholder's acquisition of the corporation's shares on the date the Interested Stockholder became an Interested Stockholder or (y) the Section 1141 Transaction, is approved by the board of directors of the corporation prior to the date on which the Interested Stockholder became an Interested Stockholder. See Section 15.

  Parent and the Purchaser are requesting that the Company's Board of Directors take appropriate action so that the Wisconsin Business Combination Law is not applicable to the acquisition of Common Shares pursuant to the Offer or the Proposed Merger. There can be no assurance that the Company's Board of Directors will do so. In the event that the Company's Board of Directors fails to do so prior to the intended date of the consummation of the Offer, the Purchaser expects its nominees to the Company's Board of Directors, if elected at the Special Meeting, and subject to their fiduciary duties, to take such appropriate action as shall result in the satisfaction of the Business Combination Condition.

  The WBCL contains certain other provisions restricting certain business combinations and other transactions with significant shareholders under certain circumstances and limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. The Articles of Incorporation indicate, however, that the Company has elected not to have such provisions apply to the Company. It is a condition of the Offer that such provisions not be deemed applicable to the Offer or the purchase of Common Shares by the Purchaser or Parent. See
Section 14.

  Certain other conditions to the Offer are described in Section 14. Subject to the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, to waive, in whole or in part, any one or more of the conditions to the Offer. See Sections 14 and 15. The Offer is not conditioned upon the receipt of financing.


  In the event the Offer is not consummated, Parent and the Purchaser intend to explore all options which may be available to them at such time, which may include, without limitation, the acquisition of Common Shares through open market purchases, privately negotiated transactions, another tender offer or exchange offer, or otherwise upon such terms and at such prices as they shall determine, which may be at prices other than the price to be paid pursuant to the Offer. Parent and the Purchaser also reserve the right to dispose of Common Shares.

  THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SECTION 1. TERMS OF THE OFFER

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Common Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the procedures set forth in Section 3. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, May 23, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. In light of the time periods required for the fulfillment of certain conditions of the Offer, Parent and the Purchaser expect that the Offer may be extended from time to time as described below. There can be no assurance, however, that the Purchaser will exercise its right to extend the Offer.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE BUSINESS COMBINATION CONDITION, THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"), AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 14. THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING.

  Subject to the applicable rules and regulations of the Commission, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in
Section 14 hereof shall have occurred or shall have been determined by the Purchaser to have occurred, to (a) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Common Shares, by giving oral or written notice of such extension and delay to the Depositary and (b) waive any condition or amend the Offer in any other respect by giving oral or written notice of such waiver or amendment to the Depositary. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Common Shares. See Section 3. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED COMMON SHARES AND RIGHTS, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

  If by the Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the Commission, to (a) terminate the Offer and not accept for payment or pay for any Common Shares and return all tendered Common Shares to tendering shareholders, (b) waive all the unsatisfied conditions and accept for payment and pay for all Common Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn, (c) extend the Offer and, subject to the right of shareholders to withdraw Common Shares, retain the Common Shares that have been tendered during the period or periods for which the Offer is extended or
(d) amend the Offer.

  The rights reserved by the Purchaser in the two preceding paragraphs are in addition to the Purchaser's rights pursuant to Section 14. There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

  If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Common Shares) for Common Shares or it is unable to pay for Common Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Common Shares on behalf of the Purchaser, and such Common Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3. The ability of the Purchaser to delay the payment for Common Shares that the Purchaser has accepted for payment is limited, however, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

  If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the Commission's view, an offer should generally remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders and investor response. Accordingly, if prior to the Expiration Date, the Purchaser decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Common Shares, the Offer will be extended at least until the expiration of such 10 business day period.

  On April 28, 1997, requests were made to the Company pursuant to Rules 14d-5 and 14a-7 under the Exchange Act and Section 180.0720 of the WBCL for the use of the Company's shareholder lists and security position listings for the purpose of, among other things, disseminating the Offer to holders of Common Shares and communicating with shareholders regarding the Written Demands, the proxy solicitations in connection with the Special Meeting and their mutual interest in facilitating their ability to determine the future of the Company, as well as to assist the Purchaser in determining the applicability of the Wisconsin Corporate Take-Over Law (as defined in Section 15), if any, to the Offer. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Common Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Common Shares, by the Purchaser following receipt of such lists or listings from the Company, or by the Company if it so elects.

SECTION 2. PROCEDURES FOR TENDERING COMMON SHARES

  Valid Tender. For a shareholder validly to tender Common Shares and Rights pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined herein), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Common Shares and Rights must be received by the Depositary at one of such addresses or such Common Shares and Rights must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined herein) received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

  Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of Common Shares. Accordingly, shareholders who sell their Rights separately from their Common Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for a valid tender of Common Shares. Unless the Distribution Date occurs, a tender of Common Shares will also constitute a tender of the associated Rights.

  If the Distribution Date occurs and certificates representing Rights ("Rights Certificates") are distributed by the Company or the Rights Agent to holders of Common Shares prior to the time a holder's Common Shares are tendered pursuant to the Offer, in order for Rights (and the corresponding Common Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Common Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation received by the Depositary with respect thereto. If the Distribution Date occurs and Rights Certificates are not distributed prior to the time Common Shares are tendered pursuant to the Offer, Rights may be tendered prior to a shareholder receiving Rights Certificates by use of the guaranteed delivery procedure described below. In any case, a tender of Common Shares constitutes an agreement by the tendering shareholder to deliver Rights Certificates representing a number of Rights equal to the number of Common Shares tendered pursuant to the Offer to the Depositary within three business days after the date Rights Certificates are distributed. The Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights, prior to accepting the related Common Shares for payment pursuant to the Offer if the Distribution Date occurs prior to the Expiration Date.

  Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Common Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Common Shares by causing a Book-Entry Transfer Facility to transfer such Common Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Common Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below.

  If the Distribution Date occurs, the Depositary will also make a request to establish an account with respect to the Rights at each of the Book-Entry Transfer Facilities, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. If book-entry delivery of Rights is not available and the Distribution Date occurs, a tendering shareholder will be required to tender Rights by means of physical delivery (including with respect to the guaranteed delivery procedures set forth below) of Rights Certificates to the Depositary (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable).

  The confirmation of a book-entry transfer of Common Shares or Rights into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Common Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF COMMON SHARES, RIGHTS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. COMMON SHARES, RIGHTS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED

DOCUMENTS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Common Shares) of Common Shares and Rights tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Common Shares and Rights are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Common Shares or Rights are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Common Shares or Rights not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a shareholder desires to tender Common Shares and Rights pursuant to the Offer and such shareholder's certificates for Common Shares or Rights are not immediately available (including because Rights Certificates have not yet been distributed by the Rights Agent) or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

    (iii) the certificates, representing all tendered Common Shares and/or Rights, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Common Shares and/or Rights), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within (a) in the case of Common Shares, three trading days after the date of execution of such Notice of Guaranteed Delivery or
  (b) in the case of Rights, a period ending on the later of (1) three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) three business days (as defined above) after the date Rights Certificates are distributed to shareholders by the Rights Agent. A "trading day" is any day on which The Nasdaq Stock Market, Inc.'s National Market is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  Notwithstanding any other provision hereof, payment for Common Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Common Shares and, if the Distribution Date occurs, Rights Certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Common Shares (or Rights) or Book-Entry Confirmations with respect to Common Shares (or Rights, if available) are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE COMMON SHARES AND RIGHTS TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  If the Rights Condition is satisfied, the guaranteed delivery procedures with respect to Rights Certificates and the requirement for the tender of Rights will no longer apply.

  Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser and each of them as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Common Shares and Rights tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Common Shares, Rights or other securities or rights issued or issuable in respect of such Common Shares and Rights on or after April 18, 1997 (the "Applicable Date"). All such powers of attorney and proxies will be irrevocable and considered coupled with an interest in the tendered Common Shares and Rights. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Common Shares and Rights for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Common Shares, Rights and other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Common Shares, Rights and other securities or rights in respect of any annual, special, adjourned or postponed meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Common Shares and Rights to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Common Shares and Rights, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Common Shares, Rights and other securities or rights, including voting at any meeting of shareholders.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares or Rights will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Common Shares or Rights of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Common Shares or Rights will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, any of their affiliates or assigns, the Depositary, the Information Agents, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

  Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Common Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and the payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 31%. All shareholders surrendering Common Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 11 to the Letter of Transmittal and "Important Tax Information" therein.

  Other Requirements. The Purchaser's acceptance for payment of Common Shares and, if applicable, Rights tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation and warranty that the shareholder is the holder of the Common Shares (and, if applicable, the Rights) within the meaning of, and that the tender of the Common Shares and Rights complies with, Rule 14e-4 under the Exchange Act.

SECTION 3. WITHDRAWAL RIGHTS

  Except as otherwise provided in this Section 3, tenders of Common Shares and Rights pursuant to the Offer are irrevocable. Common Shares and Rights tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 26, 1997. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares and Rights or is unable to purchase Common Shares and Rights validly tendered pursuant to the Offer for any reason, then without prejudice to the Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Common Shares and Rights and such Common Shares and Rights may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 3. Any such delay will be accompanied by an extension of the Offer to the extent required by law. Common Shares or Rights may not be withdrawn unless the associated Rights or Common Shares, as the case may be, are also withdrawn. A withdrawal of Common Shares or Rights will also constitute a withdrawal of the associated Rights or Common Shares, as the case may be.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Common Shares and Rights to be withdrawn, the number of Common Shares and Rights to be withdrawn and the name of the registered holder of the Common Shares and Rights to be withdrawn, if different from the name of the person who tendered the Common Shares and Rights. If certificates for Common Shares or Rights have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Common Shares or Rights have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Common Shares or Rights have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Common Shares or Rights and otherwise comply with such Book-Entry Transfer Facility's procedures.

  Withdrawals of tenders of Common Shares or Rights may not be rescinded, and any Common Shares or Rights properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Common Shares and Rights, however, may be retendered by again following one of the procedures described in Section 2 at any time on or prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of the Purchaser, Parent, any of their affiliates or assigns, the Depositary, the Information Agents, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 4. ACCEPTANCE FOR PAYMENT AND PAYMENT

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Common Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser, in its reasonable judgment, whose determination will be final and binding on all parties. See Sections 1 and 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Common Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 15. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

  On the date hereof, Parent expects to file a Notification and Report Form with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after the date of such filing, unless early termination of the waiting period is granted. The Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may, however, extend the waiting period by requesting additional information or documentary material from Parent. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, the waiting period may only be extended by court order or with the consent of Parent. See Section 15 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer. In all events, acceptance for payment and payment for Common Shares is conditioned upon and will not occur until the Purchaser, in its reasonable judgment, is satisfied that all applicable waiting periods relevant under antitrust laws have expired without any requests for further information or objections to the transactions contemplated by the Offer and the Proposed Merger by any Governmental Entity (as defined herein). See Section 14.

  In all cases, payment for Common Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Common Shares, and, if the Distribution Date occurs, Rights Certificates for (or a timely Book-Entry Confirmation with respect to) the associated Rights,
(b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. The consideration per Common Share paid to any shareholder pursuant to the Offer will be the highest consideration paid to any other holder of the same class of shares pursuant to the Offer.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Common Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Common Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for validly tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE COMMON SHARES AND RIGHTS TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Common Shares pursuant to the Offer. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agents.

  If the Purchaser is delayed in its acceptance for payment of or payment for Common Shares or is unable to accept for payment or pay for Common Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Common Shares, and such Common Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

  If any tendered Common Shares are not purchased pursuant to the Offer for any reason, certificates for any such unpurchased Common Shares (and the associated Rights) will be returned, without expense to the tendering shareholder (or, in the case of Common Shares or Rights delivered by book-entry transfer of such Common Shares or Rights into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in
Section 2, such Common Shares or Rights will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

  The Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Common Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Common Shares validly tendered and accepted for payment pursuant to the Offer.

SECTION 5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The receipt of cash pursuant to the Offer or the Proposed Merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer or the Proposed Merger and the aggregate tax basis in the Common Shares (together with the Rights) tendered by the shareholder and purchased pursuant to the Offer or converted in the Proposed Merger, as the case may be. Gain or loss will be calculated separately for each block (i.e., Common Shares and Rights acquired at the same time in a single transaction) of Common Shares and Rights tendered and purchased pursuant to the Offer or converted in the Proposed Merger, as the case may be.

  If Common Shares (and associated Rights) are held by a shareholder as capital assets, gain or loss recognized by the shareholder will be capital gain or loss, which will be long-term capital gain or loss if the shareholder's holding period for the Common Shares (and associated Rights) exceeds one year.

  A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals and entities) that tenders Common Shares may be subject to 31% backup withholding unless the shareholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A shareholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. See Section 2.

  If backup withholding applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an appropriate income tax return.

  THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE WITH RESPECT TO COMMON SHARES (AND ASSOCIATED RIGHTS) RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF COMMON SHARES (AND ASSOCIATED RIGHTS) WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF COMMON SHARES (AND ASSOCIATED RIGHTS) IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. THE FOREGOING DISCUSSION DOES NOT ADDRESS THE IMPACT OF ANY POTENTIAL CHANGES OF TAX LAW, WHICH COULD BE RETROACTIVE AND AFFECT THE CONSEQUENCES DESCRIBED ABOVE. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS OR ANY CHANGES OF LAW) OF THE OFFER AND THE PROPOSED MERGER.

SECTION 6. PRICE RANGE OF COMMON SHARES; DIVIDENDS ON THE COMMON SHARES

  The Common Shares are traded on The Nasdaq Stock Market, Inc.'s ("NASDAQ") National Market (the "Nasdaq NM") under the symbol GIDL. The following table sets forth the high and low last reported sales prices per Common Share together with the per Common Share dividends paid by the Company for the periods indicated, as reported in the Company's Annual Reports on Form 10-K for fiscal year 1996, and as reported in publicly available sources thereafter.

                                                  HIGH      LOW       DIVIDENDS
                                                 ------    -----      ---------
Fiscal Year Ended December 31, 1995:
 First quarter..................................  $17 1/4  $14 5/8      $.03
 Second quarter.................................   18 7/8   15 1/8       .03
 Third quarter..................................   18 1/2   16           .03
 Fourth quarter.................................   17 3/8   14 7/8       .03
Fiscal Year Ended December 31, 1996:
 First quarter..................................   19 9/16  14 3/4       .03
 Second quarter.................................   19 1/8   16 1/8       .03
 Third quarter..................................   16       10 3/4       .03
 Fourth quarter.................................   14       11 3/8       .03
Fiscal Year Ended December 31, 1997:
 First quarter..................................   14 7/8   12 47/64     .03
 Second quarter (through April 25, 1997)........   14 5/8   12 3/4       --

  On April 25, 1997, the last full trading day prior to Parent's announcement (which occurred on April 25, 1997 after the close of trading on the Nasdaq NM) of its proposal to acquire the Company for $19 per Common Share in cash, the last reported sales price of the Common Shares on the Nasdaq NM was $13 5/8. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON SHARES.

  Upon the occurrence of the Distribution Date, the Rights are to detach, and may trade separately, from the Common Shares. See Section 8. If the Distribution Date occurs and the Rights begin to trade separately from the Common Shares, shareholders should also obtain current market quotations for the Rights.

SECTION 7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON SHARES; NASDAQ
           QUOTATION AND EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

  Market for the Common Shares. The purchase of Common Shares pursuant to the Offer will reduce the number of holders of Common Shares and the number of Common Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Common Shares held by the public. According to the Company 10-K, as of February 18, 1997, there were approximately 2,204 record holders of Common Shares.

  NASDAQ Quotation. Depending upon the number of Common Shares purchased pursuant to the Offer, the Common Shares may no longer meet the designation criteria for continued inclusion in NASDAQ. According to NASDAQ's published marketplace rules, the Common Shares will not be eligible for continued inclusion in the Nasdaq NM if, among other things, the number of publicly held Common Shares falls below 500,000, the number of holders of Common Shares falls below 400, or the aggregate market value of such publicly held Common Shares falls below $3,000,000. If any of these criteria are not met, and the Common Shares are no longer eligible for listing in the Nasdaq NM, quotations might continue to be published in The Nasdaq SmallCap Market, but if the number of holders of the Common Shares falls below 300, if the number of publicly held Common Shares falls below 100,000, if the aggregate market value of such publicly held Common Shares falls below $200,000 or if there are not at least two registered and active market makers (one of which may be a market maker entering a stabilizing bid), NASDAQ marketplace rules provide that the securities would no longer qualify for inclusion in NASDAQ and NASDAQ would cease to provide any quotations. Common Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Common Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event the Common Shares are no longer eligible for inclusion in NASDAQ, quotations might still be available from other sources. The extent of the public market for the Common Shares and the availability of such quotations would, however, depend upon the number of holders of such Common Shares remaining at such time, the interest in maintaining a market in such Common Shares on the part of securities firms, the possible termination of registration of such Common Shares under the Exchange Act as described below and other factors.

  Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. Registration of the Common Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Common Shares are not listed on a national securities exchange and there are fewer than 300 holders of record. Termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Common Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

  Based on publicly available information, the Rights are registered under the Exchange Act. If the Distribution Date occurs and the Rights separate from the Common Shares, the foregoing discussion with respect to the effect of the Offer on any such Exchange Act registration would apply to the Rights in a similar manner.

  If registration of the Common Shares is not terminated prior to the Proposed Merger, it is nevertheless intended that the Common Shares will no longer be included in NASDAQ and the registration of the

Common Shares and the Rights under the Exchange Act will be terminated following the consummation of the Proposed Merger.

  Margin Regulations. The Common Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Common Shares. Depending upon factors similar to those described above regarding listing, public trading and market quotations, it is possible that, following the purchase of Common Shares pursuant to the Offer, the Common Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers for the purpose of buying, carrying or trading in securities.

SECTION 8. CERTAIN INFORMATION CONCERNING THE COMPANY

  General. The Company is a Wisconsin corporation with its principal offices at 142 Doty Street, Fond du Lac, Wisconsin 54935. The following description of the Company's business has been taken from the Company 10-K:

  Giddings & Lewis, Inc. (the "Company") is a leading global designer and producer of highly-engineered, high-precision, industrial automation systems, including automated machine tools, smart manufacturing systems, flexible transfer lines, assembly automation systems, measuring systems, industrial controls, and related products and services. The Company's products are supplied primarily to the automotive, construction, aerospace, defense, appliance, energy and electronics industries and are manufactured at the Company's thirteen facilities located in the United States, Canada, England and Germany.

  Selected Consolidated Financial Data. The selected consolidated financial information of the Company and its subsidiaries set forth below was excerpted and derived from the Company 10-K, which included audited consolidated balance sheets as of December 31, 1996 and 1995, and audited related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, filed by the Company with the Commission. More comprehensive financial information is included in such report (including management's discussion and analysis of results of operations and financial position) and in other documents filed by the Company with the Commission. The following summary financial information is qualified in its entirety by reference to such documents and all other reports and documents filed with the Commission and all of the financial statements and related notes contained therein. Such reports and certain other reports may be examined and copies may be obtained at the offices of the Commission in the manner set forth below under "Available Information".

                            GIDDINGS & LEWIS, INC.
                        SELECTED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         FISCAL YEAR ENDED
                                                            DECEMBER 31,
                                                     ---------------------------
                                                       1996      1995     1994
                                                     --------  -------- --------
INCOME STATEMENT DATA:
 Net sales.......................................... $762,993  $730,552 $619,471
 Operating income...................................  (24,315)   38,174   75,826
 Net income (loss)..................................  (12,542)    6,455   47,880
 Net income (loss) per Common Share................. $  (0.37) $   0.19 $   1.40
 Average number of Common Shares outstanding........   34,025    34,398   34,284

                                                               AT DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
BALANCE SHEET DATA:
 Total current assets........................................ $474,611  477,787
 Total assets................................................  811,400 $817,591
 Total current liabilities...................................  213,305  182,327
 Long-term debt..............................................  100,000  100,000
 Total shareholders' equity..................................  460,823  492,541

  On April 17, 1997 the Company issued its earnings release for the first quarter of 1997. According to the release as reported on the PR Newswire, the Company's sales for the first quarter of 1997 were $147.6 million compared with $192.4 million for the first quarter of 1996. Net income for the quarter was $7.4 million, or 22 cents per share, compared with $10.4 million, or 30 cents per share, in the first quarter of 1996. The Company reported a gross margin of 26.9% of sales compared with 22.2% for the first quarter of 1996.

  The Rights. Set forth below is a summary description of the publicly available information concerning the Rights.

  According to the Company 8-A, the Board of Directors of the Company declared a dividend on August 23, 1995 of one Right for each outstanding Common Share. The dividend was payable on September 8, 1995 to the shareholders of record on that date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Class A Preferred Stock, Series B, $.10 par value (the "Preferred Shares"), of the Company at a price of $60 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent, which was included as an exhibit to the Company 8-A. The following information concerning the Rights and the Rights Agreement is taken from or is based upon information presented in the Company 8-A.

  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights to Purchase Preferred Shares, in the form attached to the Rights Agreement.

  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") are to be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on September 8, 2005 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

  Preferred Shares purchasable upon the exercise of Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

  In the event that (i) any person becomes an Acquiring Person, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Shares are not changed or exchanged, (iii) an Acquiring Person engages in one of a number of types of transactions specified in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (the events described in clauses (i)-(iv) are herein referred to as "Flip-In Events"), each holder of a Right will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value (calculated as provided under the Rights Agreement) of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

  In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value (calculated as provided under the Rights Agreement) of two times the then current Purchase Price.

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

  The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.

  At any time after a person becomes an Acquiring Person and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

  At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Other than provisions relating to principal economic terms of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than 10%, with certain exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The Company 8-A states that while distribution of the Rights will not constitute a taxable event to the shareholders or the Company, the shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common stock of the acquiring company, as set forth above.

  The Purchaser believes that, as a result of the Purchaser's announcement on April 25, 1997 of its intention to commence the Offer, the Distribution Date may occur as early as May 9, 1997, unless prior to such date the Company's Board of Directors defers the Distribution Date, redeems the Rights or amends the Rights Agreement to render the Rights inapplicable to the Offer and the Proposed Merger.

  The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. The Rights Agreement should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".

  PURSUANT TO THE RIGHTS CONDITION, THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY'S BOARD OF DIRECTORS OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER.

  Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of Common Shares in accordance with the procedures set forth in Section
2. Unless the Distribution Date occurs, a tender of Common Shares will also constitute a tender of the associated Rights.

  Parent and the Purchaser are requesting that the Company's Board of Directors redeem the Rights. Redemption of the Rights (or an amendment of the Rights Agreement which the Purchaser is satisfied, in its reasonable judgment, renders the Rights inapplicable to the Offer and the Proposed Merger) would satisfy the Rights Condition. There can be no assurance that the Company's Board of Directors will take such action. In the event that the Company's Board of Directors fails to do so prior to the intended date of the consummation of the Offer, the Purchaser expects its nominees to the Company's Board of Directors, if elected at the Special Meeting, and subject to their fiduciary duties, to take such appropriate action as shall result in the satisfaction of the Rights Condition. Parent and the Purchaser have commenced litigation against the Company and certain of its directors seeking, among other things, that the Rights be redeemed. See Section 15.

  Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers (including their remuneration and stock options granted to them), Common Shares held by them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains an Internet site on the World Wide Web at
<http://www.sec.gov> that contains reports, proxy statements and other information. The information also should be available at The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  Company Information. The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

SECTION 9. CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

  Parent and the Purchaser. Parent, whose principal offices are located in St. Francis, Wisconsin, is a Delaware corporation and is a holding company for subsidiaries involved in the worldwide manufacture and distribution of surface mining equipment; underground mining equipment; pulp and papermaking machinery; and material handling equipment. In early fiscal 1996, Parent completed the acquisition of Dobson Park Industries plc ("Dobson"), an industrial engineering group with interests in underground mining equipment, industrial electronic control systems, toys and plastics. Dobson's principal subsidiary, Longwall International, is engaged in the manufacture, sale and service of mining equipment for the international underground coal mining industry and has been integrated into Parent's Mining Equipment Segment. In March 1996, Parent completed the purchase of the assets of the pulp machinery division of Ingersoll-Rand Company.

  Parent is the direct successor to a business begun over 100 years ago in Wisconsin which, through its subsidiaries, manufactures and markets products classified into three industry segments: Mining Equipment, Pulp and Papermaking Machinery, and Material Handling.

  The Purchaser is a newly incorporated Delaware corporation and a wholly owned subsidiary of Parent which to date has not conducted any business other than in connection with the Offer and the Proposed Merger.

  The principal executive offices of Parent and the Purchaser are located at 3600 South Lake Drive, St. Francis, Wisconsin 53235. Parent owns all of the outstanding shares of the Purchaser. Of the 789,600 Common Shares owned beneficially by Parent and the Purchaser, 789,600 (approximately 2.4% of the number of Common Shares outstanding, on a primary share basis, as of March 10, 1997, according to the Company 10-K) are beneficially owned by Parent (1,000 of which (less than .1% of the number of Common Shares outstanding, on a primary share basis, as of March 10, 1997, according to the Company 10-K) are beneficially owned and held of record by the Purchaser).

  Selected Consolidated Financial Information. Set forth below is a summary of certain consolidated financial information with respect to Parent and its subsidiaries excerpted or derived from the information contained in Parent's Annual Report on Form 10-K for the year ended October 31, 1996 (the "Parent 10-K") and Parent's Quarterly Report on Form 10-Q for the quarter ended January 31, 1997 (the "Parent 10-Q"). More comprehensive financial information is included in the complete financial statements of Parent contained in the Parent 10-K and the Parent 10-Q on file with the Commission, and such financial statements are incorporated herein by reference.

                        HARNISCHFEGER INDUSTRIES, INC.
                        SELECTED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                              THREE MONTHS
                                  ENDED
                               JANUARY 31,     FISCAL YEAR ENDED OCTOBER 31,
                            ----------------- --------------------------------
                              1997     1996      1996       1995       1994
                            -------- -------- ---------- ---------- ----------
                               (UNAUDITED)
INCOME STATEMENT DATA:
 Net Sales................. $699,411 $632,684 $2,863,931 $2,152,079 $1,551,728
 Operating Income..........   67,500   53,178    244,019    181,365    100,162
 Net Income (Loss).........   30,858   23,191    114,217     57,404    (53,912)
 Earnings (Loss) Per Share:
  Net Income (Loss) Per
   Share................... $   0.65 $   0.50 $     2.42 $     1.24 $    (1.23)
 Average Shares Outstand-
  ing......................   47,720   46,795     47,196     46,218     43,716

                                            AT JANUARY 31,    AT OCTOBER 31,
                                            -------------- ---------------------
                                                 1997         1996       1995
                                            -------------- ---------- ----------
                                             (UNAUDITED)
BALANCE SHEET DATA:
 Current Assets............................  $ 1,423,226   $1,410,250 $1,213,390
 Total Assets..............................    2,694,035    2,690,029  2,040,767
 Current Liabilities.......................    1,040,720    1,077,127    723,303
 Long-term Obligations.....................      658,223      657,765    459,110
 Shareholders' Equity......................      718,719      673,485    559,276

  On February 25, 1997, Parent issued $150,000,000 of 6 7/8% Debentures due February 15, 2027 in a public offering. Additional information concerning such debentures and such offering is contained in Parent's public filings with the Commission.

  Available Information. Parent is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning Parent's directors and officers (including their remuneration and stock options granted to them), Parent's securities held by them, if any, the principal holders of Parent's securities and any material interest of such persons in transactions with Parent and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Parent's shareholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the Commission in the same manner as is set forth with respect to the Company in Section 8. In addition, such material should also be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012 and 301 Pine Street, San Francisco, California 94104, on which stock exchanges Parent's shares are traded.

SECTION 10. SOURCE AND AMOUNT OF FUNDS

  The maximum amount of funds required by the Purchaser to purchase all of the Common Shares pursuant to the Offer (assuming the exercise of all outstanding options having an exercise price less than the Offer Price) and to pay fees and expenses related to the Offer and the Proposed Merger is approximately $650 million (net of approximately $13 million in proceeds from the exercise of options). The Purchaser plans to obtain all funds needed for the Offer and the Proposed Merger through a capital contribution from Parent.

  Parent plans to obtain funds for such capital contribution from available cash on hand and from borrowings under new credit facilities to be provided by The Chase Manhattan Bank and arranged by Chase Securities Inc. (together, "Chase") pursuant to a Commitment Letter dated April 21, 1997, between Chase and Parent (the "Commitment Letter"). Pursuant to the Commitment Letter, Chase will provide a $500 million 364-day revolving credit facility (the "364-Day Facility") and a $500 million five-year revolving credit facility (the "Five-Year Facility," and together with the 364-Day Facility, the "New Facilities") which Parent will be permitted to draw upon to finance the acquisition of Common Shares in the Offer and certain related costs and expenses, and to refinance certain indebtedness of Parent and its subsidiaries and of the Company and its subsidiaries and for working capital and general corporate purposes. Although Chase has committed, subject to the terms and conditions of the Commitment Letter, to provide the entire financing contemplated by the Commitment Letter, Chase has advised Parent that it intends to syndicate each of the New Facilities. Up to $240 million will be available under the New Facilities prior to the Purchaser's acceptance for payment of Common Shares in the Offer, and on and after such date the remaining $760 million will become available on the terms contemplated by the Commitment Letter. The 364-Day Facility will be due and payable 364 days after execution of the relevant credit agreement, subject to renewal for additional 364 day periods upon the agreement of Parent and the lenders thereunder. The Five-Year Facility will be due and payable five years after execution of the relevant credit agreement.

  The Commitment Letter provides that borrowings under the New Facilities will bear interest at one of the following rates, as selected by Parent from time to time: (i) the Alternate Base Rate (as defined in the Commitment Letter) or
(ii) the LIBOR rate (as defined in the Commitment Letter), in either case plus an interest rate spread ranging as follows: (a) in the case of the 364-Day Facility, from .19% to .375%, and (b) in the case of the Five-Year Facility, from .17% to .35%, based, in either case, upon Parent's credit rating as reported by Standard & Poor's Corporation and Moody's Investors Service, Inc. and on Parent's ratio of funded debt to total capital. In addition, Parent is obligated to pay facility fees on committed funds (whether drawn or undrawn) as follows: (a) in the case of the 364-Day Facility, a fee ranging from .06% to .175% and (b) in the case of the Five-Year Facility, a fee ranging from
 .08% to .20%, in each case based on Parent's credit rating as reported by Standard & Poor's Corporation and Moody's Investors Service, Inc. A separate fee letter provides for Parent to pay various additional fees, including an acceptance and closing fee, an administrative agent's fee, and an additional fee during the period between the signing of the Commitment Letter and the completion of definitive documentation relating to the New Facilities. Chase's obligation to fund and/or syndicate the New Facilities is subject to certain terms and conditions set forth in the Commitment Letter or to be set forth in definitive documentation relating to the New Facilities, including the absence of any material adverse change in the condition of Parent, the Company and their respective subsidiaries.

  The foregoing summary of the Commitment Letter is qualified in its entirety by reference to Exhibit (b)(1) to the Schedule 14D-1 filed by Parent and the Purchaser with the Commission on the date hereof (the "Schedule 14D-1"), which is incorporated herein by reference.

  Although no definitive plan or arrangement for repayment of borrowings under the New Facilities has been made, Parent anticipates such borrowings will be repaid with internally generated funds (including, if the Proposed Merger is accomplished, those of the Company) and from other sources which may include the proceeds of future bank refinancings or the public or private sale of debt or equity securities. Following consummation of the Offer and the Proposed Merger, Parent will, over time, consider actions to reduce its debt to total capitalization ratio to its traditional level, including sales of equity, issuances of equity in connection with acquisitions, or sales of assets. No decision has been made concerning the method Parent will use to repay the borrowings under the New Facilities. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Parent may deem appropriate.

SECTION 11. BACKGROUND OF THE OFFER

  Parent continuously seeks to strengthen its business segments by adding new products and businesses that enhance its overall operations, including through acquisitions. Beginning in late 1996, Parent, with the assistance of a team of management consultants, commenced a strategic analysis to identify opportunities to enhance the growth prospects of its core lines of business. As a result of this study, and based on public information and with the assistance of Lehman Brothers, its financial advisor, and the management consultants, Parent began analyzing the potential attractiveness of a possible acquisition of the Company. Parent views the Company as having significant strengths--a manufacturer of highly engineered, custom-designed machine tools and industrial automation products with strong positions in general manufacturing markets ranging from small job shops to the world's largest automakers, and with a long-standing reputation for customer service and aftermarket support. With access to Parent's strategic, operational and financial resources, the combination of the Company and Parent's existing complementary material handling business would make an excellent platform from which to implement Parent's Industrial Products & Services ("IP&S") strategy. That strategy--formally endorsed by Parent's Board of Directors--is to leverage Parent's proven skills in "life-cycle management," which Parent developed in connection with helping its customers in the mining and papermaking industries improve their operating efficiency, capacity utilization rates and profitability, by applying those skills to the industrial workplace generally.

  Prior to commencing the Offer, Parent acquired Common Shares on the open market at prices ranging from $13 5/8 to $14 1/2 per Common Share, 1,000 of which Parent subsequently contributed to the Purchaser.

  Based on the foregoing, Parent determined to contact the Company to assess its receptiveness to a potential combination of the Company and Parent.

  On April 21, 1997, Jeffery T. Grade, Chairman and Chief Executive Officer of Parent, and John N. Hanson, President and Chief Operating Officer of Parent, arranged an afternoon meeting with Marvin L. Isles, Chief Executive Officer and a director of the Company. Prior to meeting with Mr. Isles, Messrs. Grade and Hanson and Francis M. Corby, Jr., Executive Vice President for Finance and Administration and Chief Financial Officer of Parent, met with John A. Becker, a director of the Company and President and Chief Operating Officer of Firstar Corporation, which has banking relationships with Parent, and informed Mr. Becker that Mr. Grade intended to present Mr. Isles with Parent's offer to acquire the Company.

  Later that afternoon Messrs. Grade and Hanson met with Mr. Isles and Douglas
E. Barnett, Vice President and Controller of the Company, at the Company's offices. During this meeting, Mr. Grade explained Parent's new IP&S strategy and the reasons Parent had come to believe that the Company would make an excellent platform from which to implement the IP&S strategy. Mr. Isles indicated that he believed the IP&S strategy is a sensible strategy and one that would be appropriate for the Company. Mr. Grade then delivered to Mr. Isles a letter (reprinted below) in which Parent proposed to acquire the Company at a price of $19 per Common Share (the "Proposal"). In connection with the Proposal, Mr. Grade emphasized that Parent's intention is to grow and expand the Company's businesses and that the acquisition would create opportunities for the Company's employees and for the Wisconsin communities that both Parent and the Company serve. Mr. Grade emphasized that Parent was prepared to move quickly to enter into agreements providing for the acquisition of the Company by Parent and requested that the Company respond promptly to the Proposal. The representatives of Parent responded to questions from Mr. Isles and Mr. Barnett. Mr. Isles stated that he would respond to the proposal by the end of the day on Wednesday, April 23.

  The text of the letter delivered by Mr. Grade to Mr. Isles on April 21, 1997 is as follows:

  April 21, 1997

  Mr. Marvin L. Isles
  Giddings & Lewis, Inc.
  President and Chief Executive Officer
  142 Doty Street
  Fond du Lac, WI 54936-0590

  Dear Marv:

  Harnischfeger Board of Directors has authorized me to propose to you the combination of our two companies in a transaction that would provide Giddings & Lewis shareholders with $19 per share in cash for all of their shares--approximately a 40% premium to Friday's closing price.

  Harnischfeger views Giddings & Lewis as a company with significant strengths--manufacturer of highly engineered, custom-designed machine tools and industrial automation products with strong positions in general manufacturing markets ranging from small job shops to the world's largest automakers, and with a long-standing reputation for customer service and aftermarket support. With access to Harnischfeger's strategic, operational and financial resources, the combination of Giddings & Lewis and our existing material handling business will make an excellent platform from which to implement Harnischfeger's Industrial Products & Services (IP&S) strategy. That strategy--formally endorsed by Harnischfeger's Board of Directors--is to leverage Harnischfeger's proven skills in "life-cycle management", which have helped our customers in the mining and papermaking industries improve their operating efficiency, capacity utilization rates and profitability, by applying those skills to the industrial workplace generally.

  We believe that by combining Giddings & Lewis with Harnischfeger and integrating Giddings & Lewis into our IP&S strategy, we will create the growth platform that enables us to pay the substantial premium we are proposing. We are a shareholder of Giddings & Lewis and we believe that Giddings & Lewis cannot, on its own, achieve the value we are offering. We believe that Giddings & Lewis shareholders will be highly receptive to a cash transaction that offers them immediate cash realization of a premium price for their shares.

  Harnischfeger, like Giddings & Lewis, is based in Wisconsin. Consistent with our deep and long-standing commitment to our state and region, Harnischfeger believes the proposed transaction will provide significant employment and growth opportunities for Giddings & Lewis over time.

  Harnischfeger is also the ideal partner for Giddings & Lewis because the combination of the two companies will unite Giddings & Lewis with a company that has consistently demonstrated its ability to successfully integrate strategic acquisitions, manage product transitions, meet the evolving needs of its customers, grow its business, and build value for its shareholders, customers, business partners, employees and communities. Indeed, once written off as a "Rust Belt" company that could not possibly measure up against its international competitors, Harnischfeger today is a global leader whose dramatic growth and operational and financial success vividly demonstrate the competitiveness, skill and determination of American industry.

  We want to work with you and your Board towards the prompt consummation of a negotiated transaction. We are available to address any questions or issues your Board may have, and we are prepared to move quickly. We see no reason why a definitive agreement could not be reached within days. We have arranged all the necessary financing. A transaction with Harnischfeger would not be subject to financing or to any other significant contingencies.

  Because we firmly believe this combination will be in the best interests of both Harnischfeger's and Giddings & Lewis' shareholders and their respective other constituencies, we are firmly committed to making it a reality. In light of the highly complementary strategic fit between our two companies, and our belief that Giddings & Lewis shareholders would strongly favor the transaction we propose, we hope you will recognize and acknowledge the strategic, operational and financial merits of the transaction and agree to enter into serious discussions leading to a definitive merger agreement. Delay will not be in anyone's interest. I urge you to respond to me promptly so we can commence negotiations.

  I look forward to hearing from you.

  Sincerely,

  Jeffery T. Grade

  On Tuesday, April 22, Mr. Grade called Mr. Isles to discuss the Proposal and to respond to any questions Mr. Isles might have. In particular, Mr. Grade informed Mr. Isles that while Parent would prefer a cash transaction, Parent would be prepared to consider a transaction in which part of the consideration would be in Parent stock, if Mr. Isles believed such consideration would be preferred by the Company's Board of Directors. Mr. Grade also reiterated Parent's commitment to executing definitive documentation for a business combination between Parent and the Company by the end of the week and that Parent and its officers remained available at all times to answer any questions the Company's Board of Directors might have or to negotiate definitive documentation. Mr. Isles stated that he was working to arrange a meeting of the Company's Board of Directors and would call Mr. Grade, as promised, the next day.

  On Wednesday, April 23, 1997, Mr. Isles called Mr. Grade to inform him that the Company would be prepared to respond to the Proposal on Friday, April 25. During the April 23 call, Messrs. Grade and Isles briefly discussed various strategic, operational and personnel and employment issues relating to a potential combination of the Company with Parent, and Mr. Grade answered a number of questions posed by Mr. Isles relating to such matters. At the end of the conversation, Mr. Isles agreed to call Mr. Grade with the Company's response at approximately 2:00 p.m., local time, on Friday, April 25.

  On Friday, April 25, 1997, Mr. Isles called Mr. Grade at the appointed time. Mr. Isles informed Mr. Grade that the Company's Board of Directors was unwilling to enter into discussions with Parent on the basis proposed. Mr. Isles stated that the Company would not enter into negotiations with Parent unless Parent agreed to be bound by a two-year standstill agreement. Mr. Grade informed Mr. Isles that he would reflect on these matters and would respond to him. Later that afternoon Mr. Grade sent Mr. Isles a letter indicating that Parent interpreted the Company's response as a rejection of Parent's good faith proposal. The text of the letter was included in a press release, set forth below, which was issued by Parent that afternoon announcing, among other things, the Purchaser's intention to commence the Offer. That afternoon, Parent and the Purchaser also commenced litigation against the Company and certain of its directors. See Section 15.

  The text of the press release issued by Parent and the Purchaser on April 25, 1997, including the text of the letter delivered by Mr. Grade to Mr. Isles that day, is as follows:

            HARNISCHFEGER ANNOUNCES $19 PER SHARE CASH TENDER OFFER
                 FOR ALL SHARES OF GIDDINGS & LEWIS, INC. IN A
                      TRANSACTION VALUED AT $747 MILLION

  MILWAUKEE, April 25, 1997--Harnischfeger Industries, Inc. (NYSE: HPH) announced today that it will commence an all-cash tender offer for all shares of Giddings & Lewis, Inc. (Nasdaq: GIDL) at a price of $19 per share. The offer was communicated today in a letter from Jeffery T. Grade, chairman and chief executive officer of Harnischfeger, to Marvin L. Isles, president and chief executive officer of Giddings & Lewis ("G & L").

  The Harnischfeger offer has a total transaction value of approximately $747 million, based on the approximately 33.2 million shares of G & L stock currently outstanding and the assumption of G & L debt, and represents a premium of approximately 40% over today's G & L closing price of $13.625 per share. The transaction would create an enterprise with combined 1996 revenues of $3.6 billion with leadership positions in mining equipment, pulp and papermaking machinery, and industrial products and services ("IP&S"). The IP&S group will be comprised of Harnischfeger's material handling business and G & L.

  Following is the complete text of Mr. Grade's letter to Mr. Isles:

     April 25, 1997

     Mr. Marvin L. Isles
     President and Chief Executive Officer
     Giddings & Lewis, Inc.
     P.O. Box 590
     142 Doty Street
     Fond du Lac, Wisconsin 54936-0590

     Dear Marvin:

     I appreciated the opportunity to discuss with you over the last week Harnischfeger's vision of combining our two companies on a basis that would maximize the value of Giddings & Lewis, Inc. for all G & L shareholders and bring significant strategic, operational and financial benefits to the shareholders, customers, suppliers, business partners and employees of the combined enterprise.

     As I indicated during our discussions, Harnischfeger views G & L as a company with significant strengths--a manufacturer of highly engineered, custom-designed machine tools and industrial automation products with strong positions in general manufacturing markets ranging from small job shops to the world's largest automakers, and with a long-standing reputation for customer service and aftermarket support.

     We believe that as part of Harnischfeger, with access to our strategic, operational and financial resources, the combination of G & L and our existing complementary material handling business will make an excellent platform from which to implement our Industrial Products & Services (IP&S) strategy. As we discussed, that strategy--formally endorsed by our Board of Directors--is to leverage Harnischfeger's proven skills in "life-cycle management," which have helped our customers in the mining and papermaking industries improve their operating efficiency, capacity utilization rates and profitability, by applying those skills to the industrial workplace generally.

     In light of the strategic fit between our two companies, with which you concurred, and of our belief that many G & L shareholders would strongly favor the transaction we propose, we had hoped you would recognize and acknowledge the merits of that transaction and agree to enter into immediate meaningful discussions leading to a definitive merger agreement. Instead, we interpret your response as a rejection of our good faith proposal.

     Faced with that response, and having thoroughly evaluated the business combination we are proposing based on public information, we have decided that the best interests of the shareholders, customers, suppliers, business partners and employees of both companies, and of our communities and other constituencies, would be served by taking our offer directly to your shareholders. Accordingly, Harnischfeger is offering to acquire all Giddings & Lewis shares outstanding in a transaction in which G & L shareholders would receive $19, in cash, for each of their G & L shares.

     In considering this offer, you should bear in mind the following:

     . The $19 per share offer price represents a premium of approximately 40% over G & L's current market price. We are a shareholder of G & L and we believe that G & L cannot, on its own, achieve the value we are offering. We also believe G & L's shareholder base will be highly receptive to a cash transaction that offers them immediate cash realization of a premium price for their G & L shares.

     . Harnischfeger, like G & L, is based in Wisconsin. Consistent with our deep and long-standing commitment to our state and region, Harnischfeger believes the proposed transaction will provide significant employment and growth opportunities for G & L over time.

     . Harnischfeger is also the ideal partner for G & L because the combination of the two companies will unite G & L with a company that has consistently demonstrated its ability to successfully integrate strategic acquisitions, manage product transitions, meet the evolving needs of its customers, grow its business, and build value for its shareholders, customers, suppliers, business partners, employees and communities. Indeed, once written off as a "Rust Belt" company that could not possibly measure up against its international competitors, Harnischfeger today is a global leader whose dramatic growth and operational and financial success vividly demonstrate the competitiveness, skill and determination of American industry.

     We would still prefer to work with you and your board towards the prompt consummation of a negotiated transaction. Our offer is not subject to financing or any other significant contingencies other than removal of your takeover defenses. In that regard, we are taking steps to elect directors who will remove these impediments to our offer if the incumbent board fails to do so. We are confident that G & L shareholders will be supportive of these efforts.

     We firmly believe that this combination will be in the best interests of both Harnischfeger's and G & L's shareholders and their respective other constituencies, and are committed to making this combination a reality.

     Sincerely,

     Jeffery T. Grade

     cc: Members of the Board of Directors of Giddings & Lewis, Inc.

                                     # # #

  The foundation for the IP&S group is life-cycle management, a strategy Harnischfeger is successfully implementing in the mining and papermaking industries, and one that helps industrial customers improve their operational and financial performance. Through an integrated approach that recognizes the importance of maintenance, service and support at every stage of complex industrial processes, life-cycle management can significantly enhance asset utilization, minimize work-in-process, and reduce production cost per unit of output.

  Lehman Brothers Inc. is acting as Dealer Manager for the tender offer and financial advisor to Harnischfeger in connection with the transaction.

  Harnischfeger Industries, Inc. is an international holding company with business segments involved in the manufacture and distribution of equipment for underground mining (Joy Mining Machinery), surface mining (P&H Mining Equipment), pulp and papermaking (Beloit Corporation), and material handling (P&H Material Handling).

                                     # # #

  On April 28, 1997, the Purchaser commenced the Offer by publication of a summary advertisement pursuant to Rule 14d-2(a)(2) under the Exchange Act. Also on April 28, Parent and the Purchaser initiated the process of soliciting Written Demands to call the Special Meeting (see Section 12), and requested the Company's shareholder list and security position listings and other information pursuant to the federal securities laws and the WBCL. Copies of the press releases issued by Parent and the Purchaser announcing the proposal it made to the Company and announcing the commencement of the Offer are attached as Exhibits (a)(8) and (a)(9) to the Schedule 14D-1, respectively, and are incorporated herein by reference.

  Contacts, etc. with the Company. Except as set forth in this Offer to Purchase (including the Schedules attached hereto), none of the Purchaser, Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of the Purchaser, Parent, or to the best knowledge of the Purchaser and Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

  From time to time, in the ordinary course of business, Parent makes purchases from and sales to the Company of certain products, which transactions are on terms and conditions customary for the industry and negotiated at arm's length. Neither purchases by Parent from the Company nor sales by Parent to the Company have exceeded $5 million in the aggregate in any of Parent's or the Company's past three fiscal years.

  Except as set forth in this Offer to Purchase, none of the Purchaser, Parent, or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser, Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

  Except as set forth in this Offer to Purchase, as of the date hereof, there have been no contacts, negotiations or transactions between the Purchaser or Parent, any of their respective subsidiaries, or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the Commission.

SECTION 12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

  Purpose. The purpose of the Offer and the Proposed Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. Parent and the Purchaser have proposed that, following the consummation of the Offer, the Purchaser would effect the Proposed Merger, pursuant to which each then outstanding Common Share (excluding Common Shares owned by the Purchaser or Parent, Common Shares held in the treasury of the Company and Common Shares owned by shareholders who perfect their dissenters' rights under the WBCL, if any), would be converted into the right to receive an amount in cash equal to the price per Common Share paid pursuant to the Offer, and the Company would become a wholly owned subsidiary of Parent. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Common Shares. The Proposed Merger, as the second step in the acquisition of the Company, is intended to facilitate the acquisition of any Common Shares not acquired by the Purchaser in the Offer. Although it is the Purchaser's current intention to propose and seek to enter into a definitive merger agreement with the Company with respect to the Proposed Merger and to consummate the Proposed Merger as promptly as practicable, there can be no assurance that the Proposed Merger will be consummated or, if consummated, of the timing or terms thereof. Assuming satisfaction of the Business Combination Condition, consummation of the Proposed Merger will require the adoption of a resolution by the Company's Board of Directors approving the Proposed Merger and the affirmative vote of the holders of a majority of the voting power of the Common Shares entitled to vote upon such matter. Under certain circumstances, if the Purchaser owns 90% or more of the outstanding Common Shares, the Proposed Merger could be consummated without the approval of the Company's shareholders through a Short-Form Merger (as defined herein); however, at the present time, even if the Purchaser owns such percentage of the Common Shares, the Purchaser does not intend to do so.

  Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company. If such negotiations result in a definitive merger agreement between the Company and Parent, certain material terms of the Offer may change and Parent would not proceed with any solicitation with regard to the Special Meeting referred to below. Accordingly, such negotiations could result in, among other things, termination or amendment of the Offer and/or submission of a different acquisition proposal to the Company's shareholders for their approval.

  In order to increase the likelihood that the conditions to the Offer will be satisfied and that the Company and the Purchaser enter into the Proposed Merger, on April 28, 1997 Parent and the Purchaser took steps to commence a solicitation of Written Demands to call the Special Meeting at which, among other things, Parent and the Purchaser will propose that the holders of Common Shares (i) remove all of the incumbent directors of the Company, (ii) repeal each provision of the Bylaws or amendments thereto (other than the amendment referred to in (iii) below) adopted subsequent to March 28, 1997, or adopted on or prior to that date but not filed by the Company as an exhibit to any Current Report on Form 8-K, Quarterly Report on Form 10-Q or Annual Report on Form 10-K of the Company on or prior to March 28, 1997, (iii) amend the Bylaws to reduce the authorized number of directors of the Company to three, and (iv) elect three nominees of the Purchaser and Parent as directors of the Company to fill the vacancies created thereby. Pursuant to the Articles of Incorporation, removal of the incumbent directors and amendment of the Bylaws to reduce the number of directors to three at the Special Meeting will be required to be approved by the affirmative vote of shareholders holding at least 66 2/3% of the voting power of the then outstanding shares of all classes of capital stock of the Company generally possessing voting rights in the election of directors, voting together as a single class. Pursuant to the Bylaws, the Repeal Proposal (referred to in (ii) above) will be approved if the number of votes cast in favor of such proposal exceeds the number of votes cast in opposition to such proposal; provided that, pursuant to the Articles of Incorporation, to the extent this amendment affects Section 3.01 of the Bylaws (relating to the powers, number and tenure of directors) or Article IX of the Bylaws (relating to the indemnification of officers and directors), the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding shares of all classes of capital stock of the Company generally possessing voting rights in the election of directors, voting together as a single class, shall be required. Pursuant to the WBCL and the Bylaws, the directors will each be elected by a plurality of the votes cast at the Special Meeting, assuming a quorum (a majority of the votes entitled to be cast on such matter) is present. The nominees of Parent are committed, subject to their fiduciary duties, to giving all of the Company's shareholders the opportunity to accept the Offer and receive $19 for each of their Common Shares.

  Under the WBCL and the Bylaws, a special meeting of the Company's shareholders is required to be held upon the written demand of the Requisite Holders. Under the Bylaws, the Company's Board of Directors may fix a Demand Record Date. On April 28, 1997, the Purchaser (as the holder of record of 1,000 Common Shares) delivered to the Secretary of the Company a written request, in accordance with the Bylaws, that the Company Board fix a Demand Record Date. The Bylaws also provide that shareholders executing written demands, under certain circumstances, must agree to reimburse the Company for certain costs in connection with the Special Meeting. Parent and the Purchaser have agreed to bear those costs and reimburse reasonable expenses incurred in connection therewith.

  The Special Meeting has not been called, and no date, time, place or record date for the Special Meeting has been set. Once Parent has received Written Demands from the Requisite Holders and timely delivers them to the Company, the Company is required under the Bylaws to call and hold the Special Meeting within 100 days. Shareholders will be notified of the date, time, place and record date of the Special Meeting after they are fixed.

  THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR WRITTEN DEMANDS FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO PROXY OR OTHER SOLICITING MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS THEREUNDER.

  Plans for the Company. In connection with the Offer, Parent and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of the Company, whether pursuant to this Offer, the Proposed Merger or otherwise. If and to the extent that the Purchaser acquires control of the Company or otherwise obtains access to the books and records of the Company, Parent and the Purchaser intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company's business, corporate structure, Articles of Incorporation, Bylaws, capitalization, management or dividend policy.

  Except as described in this Offer to Purchase, Parent and the Purchaser have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's present capitalization, dividend policy, employee benefit plans, corporate structure or business or any material changes or reductions in the composition of its management or personnel. Following further review of the Company's businesses, financial records, personnel, operations and other matters, it is possible such plans and intentions of Parent and the Purchaser may change.

  The Proposed Merger. In general, under the WBCL and the Articles of Incorporation, assuming satisfaction of the Business Combination Condition, the Proposed Merger requires the approval of the Company's Board of Directors and the approval by the affirmative vote of the holders of a majority of the voting power of the Company's shareholders, as well as compliance with the laws of the State of Delaware applicable to the Proposed Merger.

  Accordingly, if the Purchaser acquires Common Shares entitling it to exercise at least a majority of the voting power of the outstanding Common Shares pursuant to the Offer, the Purchaser would have the voting power to approve the Proposed Merger without the vote of any other shareholders of the Company and could effect the Proposed Merger by so voting and by action of the Boards of Directors of the Purchaser and the Company. The Minimum Tender Condition requires that there shall have been validly tendered and not properly withdrawn prior to the Expiration Date a number of Common Shares which, together with the Common Shares beneficially owned by the Purchaser and its affiliates, constitutes at least a majority of the total voting power of all Common Shares outstanding on a fully diluted basis on the date of purchase. Upon consummation of the Offer, assuming the Minimum Tender Condition, the Rights Condition, the Business Combination Condition and the other conditions to the Offer set forth in Section 14 are satisfied or waived, the Purchaser and Parent will own sufficient Common Shares to approve the Proposed Merger without the vote of any other shareholder.

  Further, the WBCL provides that if a parent corporation owns 90% or more of each class of outstanding shares of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself upon adoption of a merger agreement by the board of directors of the parent corporation and upon complying with certain notice requirements, but without approval of the shareholders of the parent or subsidiary (a "Short-Form Merger"). Accordingly, if the Purchaser owns 90% or more of the outstanding Common Shares after consummation of the Offer, a Short-Form Merger could be effected by action of the Board of Directors of the Purchaser without the approval of the Company's shareholders; however, at the present time, the Purchaser does not intend to effect the Proposed Merger through a Short-Form Merger, even if the Purchaser owns such percentage of the Common Shares.

  Neither Parent nor the Purchaser can give any assurance as to whether, as a result of information hereafter obtained by either Parent or the Purchaser, changes in general economic or market conditions or in the business of the Company, or other presently unforeseen factors, the Proposed Merger will be submitted to the Company's shareholders or whether the Proposed Merger will be delayed or abandoned. Whether or not the Proposed Merger is consummated, Parent and the Purchaser reserve the right to acquire additional Common Shares following the expiration or consummation of the Offer through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any or all Common Shares acquired by Parent and the Purchaser.

  Dissenters' Rights. Under the WBCL, holders of record and beneficial owners of the Common Shares may be entitled to dissenters' rights to object to the Proposed Merger and demand payment of the "fair value" of their Common Shares in cash, if they properly exercise such rights in connection with the consummation of the Proposed Merger in accordance with the provisions of the WBCL. Such dissenters' rights will not be available if the Common Shares are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders of the Company entitled to notice of a shareholders' meeting at which shareholders are to vote on the Proposed Merger, unless the Proposed Merger would be a "business combination" as defined in Section 180.1130(3) of the WBCL. The Proposed Merger would not be a "business combination" if, among other things, it is consummated as a Short-Form Merger or, at the time, the Company does not have a class of equity securities held of record by 500 or more persons and at least 100 shareholders of record who have unlimited voting rights and who are residents of the State of Wisconsin. "Fair value" of the Common Shares would be determined immediately before the consummation of the Proposed Merger, excluding any appreciation or depreciation in anticipation of the Proposed Merger unless such exclusion would be inequitable; provided, however, that if the Proposed Merger is a business combination, "fair value" will be determined pursuant to
Section 180.1130(9)(a) of the WBCL with reference to the public market price of the Common Shares if available or, if not available, by a good faith determination of the Company's Board of Directors. The "fair value," as so determined, could be more or less than the value per Common Share to be paid pursuant to the Offer and the Proposed Merger.

  The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise their dissenters' rights in connection with the Proposed Merger. The preservation and exercise of dissenters' rights are conditioned on strict adherence to the applicable provisions of the WBCL.

  "Going Private" Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger. However, Rule 13e-3 would be inapplicable if (i) the Common Shares are deregistered under the Exchange Act prior to the Proposed Merger or other business combination or (ii) the Proposed Merger or other business combination is consummated within one year after the purchase of the Common Shares pursuant to the Offer and the amount paid per Common Share in the Proposed Merger or other business combination is at least equal to the amount paid per Common Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to the consummation of the transaction. The securities regulations of the State of Wisconsin (Wisconsin Administrative Code Section DFI-Sec 6.05) contain provisions that under certain circumstances may require a filing in connection with the fairness of certain "going private" transactions. The Purchaser and Parent believe such provisions are not applicable to the Offer or the Proposed Merger.

SECTION 13. DIVIDENDS AND DISTRIBUTIONS

  If, on or after the Applicable Date (April 18, 1997), the Company should (a) split, combine or otherwise change the Common Shares or its capitalization,
(b) acquire or otherwise cause a reduction in the number of outstanding Common Shares or other securities or (c) issue or sell additional Common Shares (other than the issuance of Common Shares under options outstanding prior to the Applicable Date, in accordance with the terms of such options as publicly disclosed prior to the Applicable Date), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

  If, on or after the Applicable Date, the Company should declare or pay any cash dividend on the Common Shares (other than regular quarterly cash dividends in an amount not to exceed $.03 per Common Share) or other distribution on the Common Shares, or issue with respect to the Common Shares any additional Common Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Common Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions of Section 14, (i) the Offer Price may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such noncash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by the Purchaser in its sole discretion.

SECTION 14. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Common Shares or Rights not theretofore accepted for payment or paid for (and the Purchaser may postpone the acceptance for payment or, subject to the restriction set forth above, payment for any tendered Common Shares or Rights pursuant to the Offer, and may amend or terminate the Offer (whether or not any Common Shares or Rights have theretofore been accepted for payment or paid for)), unless (1) the Minimum Condition shall have been satisfied, (2) the Rights Condition shall have been satisfied, (3) the Business Combination Condition shall have been satisfied, and (4) any waiting period under the HSR Act applicable to the purchase of Common Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term or provision of the Offer, and in addition to its other rights under the Offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Common Shares or Rights not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after the Applicable Date (April 18, 1997), and regardless of any delay in exercising any such rights, and before the acceptance of such Common Shares or Rights for payment or, subject to any applicable rules and regulations of the Commission, the payment therefor, any of the following events or facts shall have occurred (or if such events or facts shall have occurred prior to the Applicable Date but shall not have been publicly disclosed until after such date):

    (a) there shall be threatened, instituted or pending any action, proceeding, application, claim or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity,
  (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by federal securities laws and the Wisconsin Business Combination Law (each as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Common Shares by the Purchaser, Parent or any other affiliate of Parent or the consummation by the Purchaser, Parent or any other affiliate of Parent of a merger or other similar business combination with the Company, (B) seeking to, or which is reasonably likely to, prevent Parent from realizing the full benefits of a merger with the Company, (C) seeking to obtain, or which is reasonably likely to result in, material damages from Parent or the Purchaser, or (D) otherwise directly or indirectly challenging, objecting to or otherwise adversely impacting the transactions contemplated by the Offer, the Proposed Merger or any other similar business combination, (ii) seeking to, or which is reasonably likely to, restrain, prohibit or limit the ownership or operation by the Purchaser, Parent or any other affiliate of Parent of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser, Parent or any other affiliate of Parent or to compel the Purchaser, Parent or any other affiliate of Parent to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of the Purchaser, Parent or any other affiliate of Parent or seeking to impose, or which is reasonably likely to result in, any limitation on the ability of the Purchaser, Parent or any other affiliate of Parent to conduct such business or own such assets, (iii) seeking to, or which is reasonably likely to, impose limitations on the ability of the Purchaser, Parent or any other affiliate of Parent effectively to acquire or hold or exercise full rights of ownership of the Common Shares, including, without limitation, the right to exercise full voting power with respect to any Common Shares acquired or owned by the Purchaser, Parent or any other affiliate of Parent on all matters properly presented to the Company's shareholders or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company, (iv) seeking to, or which is reasonably likely to, require divestiture by the Purchaser, Parent or any other affiliate of Parent of any Common Shares, (v) seeking, or which is reasonably likely to result in, any material diminution in the benefits expected to be derived by the Purchaser, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Offer, the Proposed Merger or any other similar business combination with the Company, (vi) otherwise directly or indirectly relating to the Offer or the Proposed Merger or which otherwise, in the reasonable judgment of the Purchaser, might materially adversely affect the Company or any of its subsidiaries or the Purchaser, Parent or any other affiliate of Parent or the value of the Common Shares or (vii) in the reasonable judgment of the Purchaser, adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, management, key personnel, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries;

    (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser, Parent or any other affiliate of Parent or the Company or any of its subsidiaries or (ii) the Offer, the Proposed Merger or other similar business combination by the Purchaser, Parent or any other affiliate of Parent with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the reasonable judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, management, key personnel, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries or affiliates or in the general economic or financial market conditions in the United States or abroad that, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries, or the Purchaser shall have become aware of any facts that, in the reasonable judgment of the Purchaser, have or may have a material adverse impact upon the value of the Company or any of its subsidiaries or the value of the Common Shares to the Purchaser, Parent or any other affiliate of Parent;

    (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad, including without limitation a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard and Poor's 500 Index from that existing at the close of business on the Applicable Date, or in the market price of the Common Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, management, key personnel, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Common Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the reasonable judgment of the Purchaser, might adversely affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing situations described in clauses (i) through (vii) of this paragraph (d) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (e) the Company or any of its subsidiaries shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Common Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Common Shares or other securities, other than a redemption of the Rights in accordance with the terms of the Rights Agreement as publicly disclosed to be in effect on the Applicable Date and other than the Company's existing Common Share repurchase program on the terms previously publicly disclosed by the Company, (iii) issued, distributed or sold, or authorized, proposed or announced the issuance, distribution or sale of, additional Common Shares (other than the issuance of Common Shares under options outstanding prior to the

  Applicable Date in accordance with the terms of such options as publicly disclosed prior to the Applicable Date), shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend (other than regular quarterly cash dividends not to exceed $.03 per Common Share having customary and usual record and payment dates) or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company (other than a distribution of the Rights Certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on the Applicable Date), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to render the Rights inapplicable to the Offer and the Proposed Merger, (vi) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred, or authorized or proposed the incurrence of, any debt other than in the ordinary course of business or any debt containing burdensome covenants,
  (vii) authorized, recommended, proposed, entered into or announced its intention to enter into an agreement with respect to, or to cause, any merger (other than the Proposed Merger), consolidation, liquidation, dissolution, business combination, acquisition of assets or securities, disposition of assets or securities, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that in the reasonable judgment of the Purchaser could adversely affect either the value of the Company or any of its subsidiaries or the value of the Common Shares to the Purchaser, Parent or any other affiliate of Parent, (ix) entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business in accordance with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Offer, the Proposed Merger or any other business combination, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the Applicable Date, (xi) amended, or authorized or proposed any amendment to, the Articles of Incorporation or Bylaws (other than any amendment which provides that the Rights are inapplicable to the Offer and the Proposed Merger and other than any amendment to the Bylaws proposed by Parent and the Purchaser to be considered at the Special Meeting), or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the Applicable Date or
  (xii) otherwise acted out of the ordinary course of business, consistent with past practice;

    (f) a tender or exchange offer for any Common Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Common Shares) or any of its subsidiaries, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Common Shares) or any of its subsidiaries, other than acquisitions of Common Shares for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission prior to the Applicable Date, (ii) any such person, entity or group that prior to the Applicable Date, had filed such a Schedule with the Commission, shall have acquired or proposed to acquire (other than acquisitions of Common Shares for bona fide arbitrage purposes only), through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Common Shares) or any of its subsidiaries constituting 2% or more of any such class or series, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Common Shares) or any of its subsidiaries constituting 2% or more of any such class or series, (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made or announced a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or
  (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

    (g) the Purchaser shall become aware (i) that any contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected or that any amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due or become subject to acceleration prior to its stated due date, in any case with or without notice or the lapse of time or both, as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger or any other business combination involving the Company, which, in the aggregate, would be material, (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that has or may have, in the aggregate, a material adverse effect on (x) the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, management, key personnel, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries (including, but not limited to, any event of default that may result from the consummation of the Offer, the acquisition of control of the Company or any of its subsidiaries or the Proposed Merger or any other business combination involving the Company) or (y) the value of the Common Shares to Parent, the Purchaser or any of their respective affiliates or (z) the consummation by Parent, the Purchaser or any of their respective affiliates of the Offer or the Proposed Merger or any other business combination involving the Company or (iii) that any report, document or instrument of the Company or any of its subsidiaries filed with the Commission contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or that the Company or any of its subsidiaries shall have failed to file any required report, document or instrument;

    (h) any approval, permit, authorization, favorable review or consent of any Governmental Entity (including those described or referred to in Section 15) shall not have been obtained on terms satisfactory to the Purchaser in its reasonable judgment; or

    (i) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser, Parent or any other affiliate of Parent shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

which, in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser, Parent or any other affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties including tendering shareholders.

SECTION 15. CERTAIN LEGAL MATTERS

  General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the Commission, neither the Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Common Shares by the Purchaser pursuant to the Offer or the Proposed Merger or
(ii) any approval or other action, by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Common Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Common Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or Parent or that certain parts of the businesses of the Company, the Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Common Shares is subject to certain conditions. See
Section 14.

  Antitrust. Under the HSR Act, and the rules and regulations that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. Parent expects to file a Notification and Report Form with respect to the Offer and the Proposed Merger on April 28, 1997.

  Under the provisions of the HSR Act applicable to the Offer, the purchase of Common Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following such filing. Accordingly, assuming the filing is made as expected on April 28, 1997, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on May 13, 1997, unless Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. The Purchaser will not accept for payment Common Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Common Shares pursuant to the Offer and the Proposed Merger. At any time before or after the Purchaser's acquisition of Common Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Shares pursuant to the Offer or otherwise or seeking divestiture of Common Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Common Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Common Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

  Foreign Approvals. According to publicly available information, the Company also owns property and conducts business in a number of other countries and jurisdictions, including Germany, Canada and the United Kingdom. In connection with the acquisition of the Common Shares pursuant to the Offer, the laws of certain foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. In addition, the waiting period prior to consummation of the Offer associated with such filings or approvals may extend beyond the scheduled Expiration Date. For example, the laws of Germany include a mandatory filing requirement which applies to consummation of the Offer pursuant to which the initial waiting period is one month, although the relevant authorities in Germany frequently clear such transactions after a shorter period. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Common Shares pursuant to the Offer or the Proposed Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Common Shares pursuant to the Offer or the Proposed Merger. See Section 14 for certain conditions to the Offer.

  Business Combination Law. The Wisconsin Business Combination Law prohibits
Section 1141 Transactions, such as the Proposed Merger, between a Wisconsin resident domestic corporation (such as the Company) and any Interested Stockholder for a period of three years after the date the person becomes an Interested Stockholder. After such three-year period, a Section 1141 Transaction between a Wisconsin resident domestic corporation and such Interested Stockholder is prohibited unless certain "fair price" provisions are complied with, the Section 1141 Transaction is approved by the vote of the holders of a majority of the voting stock not beneficially owned by the Interested Stockholder or the acquisition of stock resulting in such stockholder becoming an Interested Stockholder was approved by the corporation's board of directors prior to the relevant acquisition date. The Wisconsin Business Combination Law restrictions do not apply to a Section 1141 Transaction with an Interested Stockholder within three years of the date such stockholder became an Interested Stockholder if either (a) the Interested Stockholder's acquisition of the corporation's shares on the date the Interested Stockholder became an Interested Stockholder or (b) the Section 1141 Transaction, is approved by the board of directors of the corporation prior to the date on which the Interested Stockholder became an Interested Stockholder.

  Parent and the Purchaser are requesting that the Company's Board of Directors take appropriate action so that the Wisconsin Business Combination Law is not applicable to the acquisition of Common Shares pursuant to the Offer or the Proposed Merger. There can be no assurance that the Company's Board of Directors will do so. In the event that the Company's Board of Directors fails to do so prior to the intended date of the consummation of the Offer, the Purchaser expects its nominees to the Company's Board of Directors, if elected at the Special Meeting, and subject to their fiduciary duties, to take such appropriate action as shall result in the satisfaction of the Business Combination Condition.

  CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RESTRICTIONS CONTAINED IN THE WISCONSIN BUSINESS COMBINATION LAW WILL NOT APPLY TO THE ACQUISITION OF COMMON SHARES PURSUANT TO THE OFFER OR THE PROPOSED MERGER.

  The WBCL contains certain other provisions restricting certain business combinations and other transactions with significant shareholders under certain circumstances and limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. The Articles of Incorporation indicate, however, that the Company has elected not to have such provisions apply to the Company. It is a condition of the Offer that such provisions not be deemed applicable to the Offer or the purchase of Common Shares by the Purchaser or Parent. See
Section 14.

  Litigation. On April 25, 1997, Parent and the Purchaser commenced an action in the United States District Court for the Eastern District of Wisconsin against the Company and certain of the Company's directors (the

"Action"). Harnischfeger Indus., Inc. v. Isles, et al., C.A. No. 97-C-0488. In the complaint in the Action, Parent and the Purchaser allege, among other things, that the defendants have violated the disclosure requirements of the Exchange Act, and the rules and regulations promulgated by the Commission thereunder, by making false or misleading statements, or omitting to state facts required to be disclosed in order to prevent other statements from being misleading, in connection with: (a) disclosures in the Company Annual Proxy Statement describing the MSPP; (b) disclosures in such Annual Proxy Statement concerning the number of nominees the Company has nominated for election at its April 30, 1997 Annual Meeting and the provisions of the Bylaws concerning board size and composition; and (c) disclosures in the Company's public filings concerning the Rights Agreement (sometimes known as a "poison pill"). In addition, Parent and the Purchaser allege in the complaint in the Action that the defendants are now violating, and threaten to violate, their fiduciary duties to the Company's shareholders in connection with the consideration of Parent's acquisition proposal and in connection with the proxy contest described herein. Among other things, Parent and the Purchaser allege that, under the circumstances present here, defendants have a fiduciary duty to redeem the Rights and/or to cause them to be inapplicable to the Offer. As relief, the complaint seeks a declaration that any proxies obtained by the Company through the use of its proxy statement for its 1997 Annual Meeting are null and void, except such proxies as may be obtained following correction and supplementation of the proxy materials, and injunctive relief requiring, among other things, the defendants to redeem or cause the redemption of the Rights, prohibiting the defendants from amending the Rights Agreement in any way other than to cause its redemption or inapplicability to the Offer, and prohibiting the defendants from amending, deleting or modifying any provision of the Bylaws that relates to the right of shareholders to call a special meeting and/or to take action at a special meeting. According to the Company Annual Proxy Statement, the Company has obligated itself to (i) pay the interest on commercial bank loans taken out by the executives participating in MSPP, (ii) pay 50% of any losses on the Common Shares incurred (under certain circumstances) by such executives, (iii) pay the principal of the certain bank loans taken out by such executives to the extent certain guarantees of the Company become applicable, and (iv) reimburse such executives for certain taxes paid by them as a result of the Company's indemnification of such executives' losses. In the Action, Parent has asserted that as a result of the Company's economic interest in the Common Shares nominally owned by individual executives (as disclosed in the Company's publicly filed documents), Common Shares issued in connection with the MSPP are not, for certain purposes, outstanding, but are instead treasury stock that may not be voted and may not be counted toward certain calculations, including the calculation of the number of votes required to approve a motion or elect directors at a meeting of shareholders.

  Other State Laws. As the Company's executive offices and principal place of business are located in the State of Wisconsin, the Offer may be subject to Chapter 552 of the Wisconsin Statutes (the "Wisconsin Corporate Take-Over Law"). The Wisconsin Corporate Take-Over Law makes it unlawful, under certain circumstances, for any person to make a takeover offer involving a target company in Wisconsin, which meets certain criteria, or to acquire any equity securities of such a target company pursuant to the takeover offer, unless a registration statement has been filed with the Wisconsin division of securities 10 days prior to the commencement of the takeover offer and has become effective or such takeover offer is exempted by rule or order of the division. The Wisconsin Corporate Take-Over Law also imposes certain reporting and filing requirements on persons making such a takeover offer and makes unlawful certain fraudulent and deceptive practices, all of which provisions may be applicable to the Offer. The applicability of the Wisconsin Corporate Take-Over Law depends upon the percentage of the Company's outstanding Common Shares held of record by residents of Wisconsin, which is not determinable with certainty from publicly available information. Parent and the Purchaser have obtained from the division of securities an exemption order permitting the Offer to be made without prior registration, provided that no Common Shares are purchased or taken up pursuant to the Offer unless a registration statement is effective or registration is found not to be required after the information necessary to make this determination is obtained from the Company. If it is found that compliance is required, Parent and the Purchaser presently intend to comply with the Wisconsin Corporate Take-Over Law, including making any required filings. Parent and the Purchaser both have reserved their rights to challenge the constitutionality of the Wisconsin Corporate Take-Over Law or its applicability to them.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the Indiana Control Share Acquisition Act was constitutional. Such Act, by its terms, is applicable only to corporations that have a substantial number of shareholders in Indiana and are incorporated there. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

  The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer, and the Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, except for the Wisconsin Corporate Take-Over Law. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Merger, including the Wisconsin Corporate Take-Over Law, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Proposed Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Common Shares and/or Rights tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or purchase any Common Shares and/or Rights tendered. See
Section 14.

SECTION 16. FEES AND EXPENSES

  Lehman Brothers is acting as Dealer Manager in connection with the Offer and as Parent's financial advisor with respect to the Offer and the Proposed Merger. As compensation for such services, Parent has agreed to pay or cause to be paid to Lehman Brothers (i) if Parent or any of its affiliates acquires substantially all of the assets of the Company or becomes a party to any merger or consolidation with the Company, $3.5 million, or (ii) if a transaction is not consummated, a fee equal to 7% of Parent's profits from the sale of its Common Shares or of any termination fee received. The first $250,000 of the fee payable under (i) above is payable within ten days of commencement of the Offer, regardless of whether the full amount of such fee ever becomes payable. Parent has also agreed to reimburse Lehman Brothers for certain reasonable expenses incurred in connection with Lehman Brothers' engagement, and has also agreed to indemnify Lehman Brothers (and certain affiliated persons) against certain liabilities and expenses, which would include, without limitation, certain liabilities under federal securities laws.

  Lehman Brothers has rendered and may from time to time in the future render various investment banking services to Parent and its affiliates, for which it has been and is expected to be paid customary fees. In the normal course of its business, Lehman Brothers is a market maker with respect to the Common Shares and regularly buys and sells Common Shares for its own account and for the accounts of its customers, which transactions may result in Lehman Brothers and its associates having at any time a net "long" or net "short" position in Common Shares or option contracts with other derivatives in or relating to the Common Shares. As of April 18, 1997, Lehman Brothers had a net "long" position of 397 Common Shares.

  Georgeson & Company Inc. and Kissel-Blake Inc. have been retained by the Purchaser as Information Agents in connection with the Offer. The Information Agents may contact holders of Common Shares by mail, telephone, telex, telegraph, the internet and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Common Shares. The Purchaser will pay the Information Agents reasonable and customary compensation for all such services in addition to reimbursing the Information Agents for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agents against certain liabilities and expenses in connection with the Offer, including, without limitation, certain liabilities under the federal securities laws.

  ChaseMellon Shareholder Services, L.L.C. has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including, without limitation, certain liabilities under the federal securities laws.

  Except as set forth above, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Parent or the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

SECTION 17. MISCELLANEOUS

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser, however, may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Common Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  The Purchaser and Parent have filed with the Commission the Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, together with Exhibits, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1 and any amendments thereto, including Exhibits, may be inspected and copies may be obtained in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the Commission) and is also available on-line through the Commission's EDGAR electronic filing and retrieval system.

                                          DSFA CORPORATION

April 28, 1997

                                  SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER


  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name and principal business of any corporation or other organization in which such employment is conducted or was conducted of each director and executive officer of Parent. Except as otherwise noted, each of the Parent's directors and executive officers is a citizen of the United States. The business address of each executive officer of Parent is 3600 South Lake Drive, St. Francis, Wisconsin 53235. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Parent. Directors are indicated by an asterisk.

                                                       PRINCIPAL OCCUPATION OR
             NAME, BUSINESS OR                         EMPLOYMENT AND MATERIAL
          RESIDENCE ADDRESS, AGE                   OCCUPATIONS FOR PAST FIVE YEARS
          ----------------------                   -------------------------------
* Donna M. Alvarado........................ Principal of Aguila International, an
  The Thurber Center                         international business development
  91 Jefferson Avenue                        consulting firm based in Columbus, Ohio,
  Columbus, Ohio 43215                       since 1994. President and Chief Executive
  Director since: 1992-                      Officer of Quest International, a non-profit
  Age 48.                                    educational organization based in Granville,
                                             Ohio, from 1989 to 1994. Director, Park
                                             National Bank.
* Larry D. Brady........................... President of FMC Corporation, a world leader
  FMC Corporation                            in production of chemicals and machinery for
  200 E. Randolph Drive                      industry, government and agriculture, since
  Chicago, Illinois 60601                    1993. Director of FMC Corporation since
  Director since: 1995                       1989. Chairman of United Defense L.P.
  Age 54.                                    Director, National Merit Scholarship
                                             Foundation and National Association of
                                             Manufacturers.
* Francis M. Corby, Jr..................... Executive Vice President for Finance and
  Director since: 1996                       Administration and Chief Financial Officer
  Age 53.                                    since 1995. Senior Vice President, Finance
                                             and Chief Financial Officer from 1986 to
                                             1995.
* John D. Correnti......................... President, Chief Executive Officer and
  Nucor Corporation                          Director of Nucor Corporation, a major steel
  2100 Rexford Road                          producer headquartered in Charlotte, North
  Charlotte, North Carolina 28211            Carolina, since 1996. President, Chief
  Director since: 1994                       Operating Officer and Director of Nucor,
  Age 49.                                    from 1991 to 1995. Director, CEM
                                             Corporation, Navistar International
                                             Corporation and North Carolina Board of
                                             Wachovia Bank.
* Harry L. Davis........................... Professor of Creative Management at the
  842 Western Avenue                         University of Chicago since 1994. Professor
  Flossmoor, Illinois 60422                  of Marketing from 1963 to 1994. Deputy Dean
  Director since: 1987                       of the Graduate School of Business at the
  Age 59.                                    University of Chicago from 1983 to 1993.
                                             Director, Golden Rule Insurance Company.

                                                       PRINCIPAL OCCUPATION OR
             NAME, BUSINESS OR                         EMPLOYMENT AND MATERIAL
          RESIDENCE ADDRESS, AGE                   OCCUPATIONS FOR PAST FIVE YEARS
          ----------------------                   -------------------------------
* Robert M. Gerrity........................ Chairman and Chief Executive Officer of
  Gerrity Partners                           Antrim Group Inc., a Michigan-based
  114 Division Street                        technology corporation, since December,
  Bellaire, Michigan 49615                   1996. Director and former President and
  Director since: 1994                       Chief Executive Officer of Ford New Holland,
  Age 59.                                    now New Holland n.v., a London-based
                                             agricultural and industrial equipment
                                             manufacturer. Director, Libralter Engineered
                                             Systems, Rubbermaid, Inc. and Standard Motor
                                             Products, Inc.
* Jeffery T. Grade......................... Chairman and Chief Executive Officer since
  Director since: 1983                       1993. President and Chief Executive Officer
  Age 53.                                    from 1992 to 1993. President and Chief
                                             Operating Officer from 1986 to 1992.
                                             Director, Case Corporation and Coeur D'Alene
                                             Mines Corporation.
* John N. Hanson........................... President and Chief Operating Officer since
  Director since: 1996                       1996. Executive Vice President and Chief
  Age 55.                                    Operating Officer from 1995 to 1996.
                                             President and Chief Executive Officer of Joy
                                             Technologies Inc. from 1994 to 1995.
                                             President, Chief Operating Officer and
                                             Director of Joy Technologies Inc. from 1990
                                             to 1995. Director, Schuller Corporation.
* Robert B. Hoffman........................ Senior Vice President and Chief Financial
  Monsanto Company                           Officer of Monsanto Company, a diversified
  800 North Lindbergh Blvd.                  company in chemicals, pharmaceuticals, food
  St. Louis, Missouri 63167                  products and agricultural chemicals, since
  Director since: 1994                       1994. Vice President-International of FMC
  Age 60.                                    Corporation, a manufacturer of machinery and
                                             chemical products, from 1990 to 1994.
                                             Director, Kemper Group of Municipal Funds
                                             and Boatmen's Trust Company.
* Ralph C. Joynes.......................... Retired Vice Chairman, President and Chief
  3 John Christopher Court                   Operating Officer of USG Corporation,
  Richmond, Virginia 23226                   international manufacturer of building
  Director since: 1988                       materials and construction systems.
  Age 68.
* Jean-Pierre Labruyere.................... Chairman and Chief Executive of Labruyere,
  Societe Financiere                         Eberle, a financial holding company based in
  Labruyere, Eberle                          France with global interests in many
  70 Avenue Edouard-Herriot                  business areas including oil and gas
  71003 Macon France                         importation and distribution and food
  Director since: 1994                       distribution, since 1972. Director, Promodes
  Citizenship: French                        S.A. Martin Maurel Bank--Banque de France
  Age 59.                                    Adviser.

                                                       PRINCIPAL OCCUPATION OR
             NAME, BUSINESS OR                         EMPLOYMENT AND MATERIAL
          RESIDENCE ADDRESS, AGE                   OCCUPATIONS FOR PAST FIVE YEARS
          ----------------------                   -------------------------------
* L. Donald LaTorre........................ Retired President and Chief Operating
  Engelhard Corporation                      Officer, Engelhard Corporation, a world-
  101 Wood Avenue                            leading provider of environmental
  Iselin, New Jersey 08830                   technologies, specialty chemical products,
  Director since: 1997                       engineered materials and services, since
  Age 59.                                    January 31, 1997. President and Chief
                                             Operating Officer from 1995 to 1997. Senior
                                             Vice President and Chief Operating Officer
                                             from 1990 to 1995. Director, Engelhard
                                             Corporation and N.E. Chemcat Corp.
K. Thor Lundgren........................... Executive Vice President for Law and
 Age 49.                                     Government Affairs, Secretary and General
                                             Counsel since December 1994; Senior Vice
                                             President, General Counsel and Secretary
                                             from 1991 to December 1994. Prior to joining
                                             Parent in September 1991, Mr. Lundgren was a
                                             partner with the law firm of Michael, Best &
                                             Friedrich.
* Leonard E. Redon......................... President and Chief Executive Officer,
  Eastman Kodak Company                      Qualex, Inc., a wholesale photoprocessor
  343 State Street                           company headquartered in Durham, North
  Rochester, New York 14650                  Carolina. Vice President of Eastman Kodak
  Director since: 1997                       Company, a company engaged worldwide in
  Age 45.                                    developing, manufacturing and marketing
                                             consumer and commercial imaging products,
                                             and President, Customer Equipment Services
                                             Division of Eastman Kodak, since 1995.
                                             General Manager and Vice President of
                                             Government and Education Markets from 1994
                                             to 1995. General Manager and Vice President
                                             of Markets Development, U.S. and Canada from
                                             1991 to 1994.
* Donald Taylor............................ Principal in Sullivan Associates, specialists
  Sullivan Associates                        in board of director searches, since 1992.
  5215 North Ironwood Road, Suite 107        Managing Director-USA, ANATAR Investments
  Milwaukee, Wisconsin 53217                 Limited, a venture capital specialist, from
  Director since: 1979                       1990 to 1992. Director, Banta Corporation,
  Age 69.                                    Johnson Controls, Inc., Superior Services,
                                             Inc. and The Enhancers, Inc.

  DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The directors of the Purchaser are Jeffery T. Grade, John N. Hanson and Francis M. Corby, Jr. Mr. Grade is the Chairman of the Board and President of the Purchaser, Mr. Hanson is Vice President and Secretary, and Mr. Corby is Vice President and Treasurer. Each director and officer was appointed or elected in April 1997. Each of such persons is an officer and director of Parent. Additional information regarding the directors and officers of the Purchaser is set forth above.

                                  SCHEDULE II

              PARENT AND THE PURCHASER PURCHASES OF COMMON SHARES

  Parent is the beneficial owner of an aggregate of 789,600 Common Shares, of which the Purchaser is the beneficial owner and record holder of 1,000 Common Shares. All of such Common Shares were purchased for cash in open market transactions as follows:

      TRANSACTION                       SHARES                                         PRICE PAID
         DATE                          PURCHASED                                       PER SHARE*
      -----------                      ---------                                       ----------
       28-Feb-97                         45,000                                         $13.8750
       03-Mar-97                          2,500                                         $13.6250
       04-Mar-97                         18,900                                         $13.6250
       04-Mar-97                         21,100                                         $13.7500
       05-Mar-97                         22,100                                         $13.7500
       11-Mar-97                         10,000                                         $14.0000
       12-Mar-97                         15,000                                         $14.0000
       13-Mar-97                          5,000                                         $14.0000
       14-Mar-97                        300,000                                         $14.1250
       24-Mar-97                        350,000                                         $14.5000

--------
* Exclusive of commissions.

  On April 15, 1997, Parent contributed to the Purchaser 1,000 Common Shares in exchange for 1,000 shares of Common Stock, par value $.10 per share, of the Purchaser.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

       BY MAIL:            BY FACSIMILE TRANSMISSION:    BY HAND/BY OVERNIGHT
                        (FOR ELIGIBLE INSTITUTIONS ONLY)       DELIVERY:

Chase Mellon Shareholder                                Chase Mellon Shareholder
   Services, L.L.C.             (201) 329-8936             Services, L.L.C.
Reorganization Department                              Reorganization Department

       P.O. Box 3301         CONFIRM BY TELEPHONE:           120 Broadway
   South Hackensack, New                                      13th Floor
        Jersey 07606            (201) 296-4860         New York, New York 10271

  Questions and requests for assistance may be directed to the Dealer Manager or Kissel-Blake at their respective addresses or telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agents as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

  If you have questions concerning the Written Demand or Proxy material sent or to be sent to you, please call Georgeson & Company Inc. at the numbers indicated below.

  IF YOU HAVE ANY QUESTIONS CONCERNING THE OFFER, THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL, OR IF YOU NEED ASSISTANCE TENDERING YOUR COMMON SHARES PURSUANT TO THE OFFER, PLEASE CALL KISSEL-BLAKE INC. AT ONE OF THE NUMBERS INDICATED BELOW.

                   The Information Agents for the Offer are:

             GEORGESON                              KISSEL BLAKE INC.
             & COMPANY INC.

           Wall Street Plaza                         110 Wall Street
           New York, NY 10005                   New York, New York 10005
 Banks and Brokers Call Collect: (212)     Banks and Brokers Call: (212) 344-
                440-9800                                  6733
 ALL OTHERS CALL TOLL-FREE: (800) 223-      ALL OTHERS CALL TOLL-FREE: (800)
                  2064                                  554-7733

                      The Dealer Manager for the Offer is:

                                LEHMAN BROTHERS

                            190 South LaSalle Street
                                   25th Floor
                            Chicago, Illinois 60603
                         (312) 609-8526 (Call Collect)